[GRAPHIC OMITTED]

MEMORANDUM
TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              November 20, 2007

SUBJECT: Response to Comments to Form N-1A for JNL Investors Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
------------------ ------------------------------------------------------------

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) comments received telephonically on November 13, 2007 and November 14, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. Please note that all underscored, italicized or bolded text will appear as all capital letters in EDGAR.

PROSPECTUS

1.   THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE 5 FUND.

     (A) PLEASE PROVIDE THE CAPITALIZATION IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The underscored language has been added to the first paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in the common stocks of ALL CAPITALIZATION companies that are identified by a model based on 5 different specialized strategies:

     o    20% in the DowSM 10 Strategy, a dividend yielding strategy;

     o    20% in the S&P(R) 10 Strategy, a blended valuation-momentum strategy;

     o    20% in the Global 15 Strategy, a dividend yielding strategy;

     o    20% in the 25 Strategy, a dividend yielding strategy; and

     o    20% in the Select Small-Cap Strategy, a small capitalization strategy.


     (B) PLEASE REVISE THE FEE TABLE UNDER THE SECTION ENTITLED "ANNUAL FUND OPERATING EXPENSES" TO INCLUDE TO THE EXTENT APPLICABLE A ROW ENTITLED "ACQUIRED FUND FEES & EXPENSES."

     The table has been modified to read as follows (if there are Acquired Fund Fees & Expenses, they will be added accordingly):

     ANNUAL  FUND  OPERATING  EXPENSES  (EXPENSES  THAT ARE  DEDUCTED  FROM FUND
     ASSETS)

----------------------------------------------------- --------------------- ---------------------
                                                            CLASS A               CLASS C
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Management Fee/Administrative Fee                              0.75%                0.75%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Rule 12b-1 Fee                                                 0.25%                1.00%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Acquired Fund Fees & Expenses(2)
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Other Expenses (3)                                             0.45%                0.45%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Total Annual Fund Operating Expenses (4)                       1.45%                2.20%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Fee Waiver and/or Expense Reimbursement (4)                    0.25%                0.25%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Net Expenses (4)                                               1.20%                1.95%
----------------------------------------------------- --------------------- ---------------------

     (1) This charge applies only to certain Class A shares bought without an initial sales charge that are sold within 12 months of purchase. See "Sales Charges and Fees by Share Class".

     (2) Amount represents the Fund's pro rata share of fees and expenses of investing in money market funds used for purposes of investing available cash balances.

     (3) Other Expenses are based on estimated amounts for the current fiscal year.

     (4) JNAM has contractually agreed to waive fees and reimburse expenses of the Fund through October 31, 2008 to limit Net Operating Expenses (excluding brokerage expense, interest, taxes, and extraordinary expenses) to 1.20% for Class A and 1.95% for Class C. There can be no assurance that JNAM will continue to waive fees and reimburse expenses after October 31, 2008. The Fund has agreed to repay the Adviser for amounts that were waived or reimbursed by the Adviser pursuant to the Expense Limitation Agreement for a period of up to three years after such waiver or reimbursement was made to the extent that such payment does not cause the total fund operating expenses for a class of shares of the Fund to exceed the above limits and the repayment is made within three years after the year in which the Adviser incurred the expense.

     ALTHOUGH THIS COMMENT IS NOTED IN THE SECTION FOR JACKSON PERSPECTIVE 5 FUND, WE WILL MAKE THIS CHANGE, AS APPLICABLE TO ALL OF THE FUNDS.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The third and fourth paragraphs in the section entitled "THE SUB-ADVISER" have been replaced with the following:

     Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

     Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

     Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

2.   THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE INDEX 5 FUND.

     (A) PLEASE PROVIDE THE CAPITALIZATION IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     (B) PLEASE DEFINE "SECURITIES" IN THE SECOND PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES." ADDITIONALLY, PLEASE CHANGE ALL REFERENCES TO FROM "WILL BE" TO "WAS" WHEN DISCUSSING THE INITIAL ALLOCATION DATE.

     The underscored language has been added to the first and second paragraphs of the section entitled "PRINCIPAL INVESTMENT STRATEGIES." The language in parentheticals has been deleted.

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in the securities OF ALL CAPITALIZATIONS attempting to match the following indices:

     o    20% in the S&P(R) 500 Index Strategy;

     o    20% in the S&P(R) 400 MidCap Index Strategy;

     o    20% in the Small Cap Index Strategy;

     o    20% in the International Index Strategy; and

     o    20% in the Bond Index Strategy.

     The Fund expects to invest in the COMMON STOCK AND FIXED-INCOME SECURITIES (securities) determined by each of the strategies with an approximately equal amount initially invested pursuant to each strategy. The initial allocation WAS (will be) on or about January 1, 2007. Thereafter, the allocations to each strategy will be rebalanced every 13 months. The Sub-Adviser generally uses a buy and hold strategy, trading only within 5 business days of the Stock Selection Date, when index changes occur, and when cash flow activity occurs.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The third and fourth paragraphs in the section entitled "THE SUB-ADVISER" have been replaced with the following:

     Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

     Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

     Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

3.   THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE 10 X 10 FUND.

     (A) PLEASE PROVIDE AN EXPLANATION REGARDING THE NAMING OF THE FUND AND WHAT 10 X 10 MEANS.

     10 x 10 mean 10% is invested in each of the strategies of the 10 strategies of the Jackson Perspective 5 Fund (five strategies) and Jackson Perspective Index 5 Fund (five strategies).


     (B) PLEASE PROVIDE A CONCISE SUMMARY OF THE STRATEGY OF THE FUND IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The underscored language has been added to the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by initially allocating approximately 50% to the Class A shares of the Jackson Perspective 5 Fund and 50% to the Class A shares of the Jackson Perspective Index 5 Fund (the Perspective 5 Fund and Perspective Index 5 Fund are referred to as the "Underlying Funds" and are also described in this Prospectus). THE UNDERLYING FUNDS INVEST IN VARIOUS INDICES AND STRATEGIES ACCORDING TO FIXED PERCENTAGE ALLOCATION.


     (C) PLEASE ADD A LAYERING OF FEES RISK TO THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     The following risk has been added to the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

          o UNDERLYING FUNDS RISK. Because the Fund invests a significant portion of its assets in Underlying Funds, the risks associated with investing in the Fund are closely related to the risks associated with the securities and other investments held by the Underlying Funds. The ability of the Fund to achieve its investment objective will depend in part upon the ability of the Underlying Funds to achieve their investment objectives. There can be no assurance that the investment objective of any Underlying Fund will be achieved. As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees.


     (D) PLEASE CONFIRM THAT THE EXAMPLES IN THE TABLES IN THE SECTION ENTITLED "EXPENSE EXAMPLE" INCLUDE ACQUIRED FUND FEES AND EXPENSES.

     The examples in the tables in the section entitled "EXPENSE EXAMPLE" do include acquired fund fees and expenses.

4.   THE  FOLLOWING  COMMENTS WERE MADE TO THE JACKSON  PERSPECTIVE  OPTIMIZED 5
     FUND.

     (A) PLEASE DEFINE "TOTAL RETURN" IN THE SECTION ENTITLED "INVESTMENT OBJECTIVE."

     The underscored language has been added to the section entitled "INVESTMENT OBJECTIVE." The language in parentheticals has been deleted.

     INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Optimized 5 Fund ("Fund") is CAPITAL APPRECIATION (total return).


     (B) PLEASE CHANGE ALL REFERENCES TO FROM "WILL BE" TO "WAS" WHEN DISCUSSING THE INITIAL ALLOCATION DATE.

     The  underscored  language  has been added to the second  paragraph  in the
     section  entitled  "PRINCIPAL  INVESTMENT   STRATEGIES."  The  language  in
     parentheticals has been deleted.

     The securities for each strategy are selected only once every 13 months on each Stock Selection Date. The initial Stock Selection Date WAS (will be) on or about January 1, 2007. Thereafter, the Stock Selection Date will be 13 months after the prior Stock Selection Date. The Sub-Adviser generally uses a buy and hold strategy, trading within 5 business days of the Stock Selection Date and when cash flow activity occurs. The Sub-Adviser may also trade for mergers if the original stock is not that of the surviving company and for dividend reinvestment. The Fund expects to invest in the securities determined by each of the strategies following the above specified percentage allocation.


     (C) PLEASE DESCRIBE THE FUND'S CONCENTRATION POLICY, NOT THAT OF THE UNDERLYING STRATEGIES IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     The concentration risk has been deleted.


     (D) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The third and fourth paragraphs in the section entitled "THE SUB-ADVISER" have been replaced with the following:

     Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

     Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

     Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

5.   THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE VIP FUND.

     (A) PLEASE PROVIDE AN EXPLANATION REGARDING THE NAMING OF THE FUND AND WHAT VIP MEANS.

     "VI" stands for the roman numeral six, which is the number of strategies in which the Fund invests. "P" is for portfolios.


     (B) PLEASE ADD THE MONEY MARKET FUND SWEEP DISCLOSURE IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."


     (C) PLEASE ADD THE TRADING COST RISK DISCLOSURE IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The paragraphs below have been added to the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     To effectively manage cash inflows and outflows, the Funds will maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.

     The Fund is rebalanced and reconstituted every 13 months, and therefore, may incur significant short-term and long-term capital gains and losses that may have tax consequences.


     (D) PLEASE DESCRIBE THE FUND'S CONCENTRATION POLICY, NOT THAT OF THE UNDERLYING STRATEGIES IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     The concentration risk has been deleted.


     (E) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The third and fourth paragraphs in the section entitled "THE SUB-ADVISER" have been replaced with the following:

     Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

     Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

     Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.


     (F) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE CONFIRM THAT THE LAST PARAGRAPH IS A STATEMENT ABOUT THE SUB-ADVISER, NOT THE ADVISER.

     In each Fund description there is a disclosure where the discussion of the Sub-Adviser's most recent 15(c) contract approval can be found. In the section entitled "MANAGEMENT OF THE TRUST," there is a disclosure where the discussion of the approval of the Adviser's most recent 15(c) can be found.

     The underscored language has been added to the section entitled "THE SUB-ADVISER." The language in parentheticals has been deleted.

     A discussion regarding the Board of Trustees' basis for approving the SUB-ADVISORY (advisory) agreement IS (will be) available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

     ALTHOUGH THIS COMMENT IS NOTED IN THE SECTION FOR JACKSON PERSPECTIVE VIP FUND, WE WILL MAKE THIS CHANGE, AS APPLICABLE TO ALL OF THE FUNDS.

6.   THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE S&P 4 FUND.

     (A) PLEASE ADD THE MARKET CAPITALIZATIONS THAT THE FUND WILL BE INVESTING IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES." ADDITIONALLY, PLEASE ADD THE 80% DISCLOSURE BECAUSE S&P IS IN THE NAME OF THE FUND.

     The underscored language has been added to the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing approximately equal amounts in the common stock of ALL CAPITALIZATION companies included in the S&P 500 selected through a blend of four distinct strategies. THE FUND WILL INVEST AT LEAST 80% OF ITS
     ASSETS (NET ASSETS PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES) IN COMPANIES INCLUDED IN THE S&P 500.


     (B) PLEASE DEFINE "LARGER CAPITALIZATION COMPANIES" IN THE FIRST PARAGRAPH OF THE SUB-SECTION ENTITLED "THE S&P COMPETITIVE ADVANTAGE STRATEGY" IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The underscored language has been added to the sub-section entitled "THE S&P COMPETITIVE ADVANTAGE STRATEGY."

     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of SPIAS, profitable, predominantly higher-quality, and WHICH TENDS TO BE THE larger capitalization companies OF THE S&P 500. In selecting the companies, SPIAS looks for companies, determined by the criteria below, which are in the top decile by return on invested capital with the lowest market-to-book multiples.


     (C) PLEASE DEFINE "LARGER, PREDOMINATELY HIGHER QUALITY" IN THE FIRST PARAGRAPH OF THE SUB-SECTION ENTITLED "THE S&P INTRINSIC VALUE STRATEGY" IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The underscored language has been added to the sub-section entitled "THE S&P INTRINSIC VALUE STRATEGY" to the section entitled "PRINCIPAL INVESTMENT STRATEGIES." The language in parentheticals has been deleted.

     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of SPIAS, (larger, predominately higher quality) companies with POSITIVE (strong) free cash flows and low external financing needs.


     (D) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT AND WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE
          PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the third paragraph of the section entitled "THE SUB-ADVISER."

     Massimo Santicchia holds the primary responsibility for the development of the stock recommendations for the Fund. Massimo Santicchia has been a Director with SPIAS since April 2005 with responsibility for the design, construction and management of quantitatively oriented portfolio strategies. Mr. Santicchia joined Standard & Poor's in 2000 as a Portfolio Analyst and Strategist with Portfolio Advisors. In 2001 he then joined the Equity Research team where he covered mid and small cap stocks. During his tenure in Equity Research, he was promoted to Senior Investment Officer. MR. SANTICCHIA HAS BEEN PORTFOLIO OFFICER SINCE THE INCEPTION OF THE FUND.


     The sixth and seventh paragraphs of the section entitled "THE SUB-ADVISER" have been deleted in their entirety and replace with the following:

     Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

     Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

     Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.


     (E) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE CONFIRM THAT THE LAST PARAGRAPH IS A STATEMENT ABOUT THE SUB-ADVISER, NOT THE ADVISER.

     In each Fund description there is a disclosure where the discussion of the Sub-Adviser's most recent 15(c) approval can be found. In the section entitled "MANAGEMENT OF THE TRUST," there is a disclosure where the discussion of the approval of the Adviser's most recent 15(c) can be found.

7.   THE  FOLLOWING  COMMENT WAS MADE TO THE JACKSON  PERSPECTIVE  MONEY  MARKET
     FUND.

     (A) PLEASE MOVE THE FOOTNOTE AFTER THE "SALES CHARGE" TABLE IN THE SECTION ENTITLED "FEES AND EXPENSES" TO FOLLOW ALL THE TABLES IN THE SECTION.

     The footnote to the table has been moved and the section now reads as follows:

     FEES AND EXPENSES. The table below shows certain fees and expenses you may pay if you buy and hold shares of the Perspective Money Market Fund.

     SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)

     SALES CHARGE

---------------------------------------------------------------------------------------- ---------------

---------------------------------------------------------------------------------------- ---------------
---------------------------------------------------------------------------------------- ---------------
Maximum Front-End Sales Charge (as a percentage of offering price)                       None
---------------------------------------------------------------------------------------- ---------------
---------------------------------------------------------------------------------------- ---------------
Maximum Contingent Deferred Sales Charge (as a percentage of purchase price or
None* redemption price, whichever is less)
---------------------------------------------------------------------------------------- ---------------

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

------------------------------------------------------------ ---------------------
                                                                   CLASS A
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Management Fee/Administrative Fee                                    0.50%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Rule 12b-1 Fee                                                       0.25%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Other Expenses (1)                                                   0.75%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Total Annual Fund Operating Expenses (2)                             1.50%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Fee Waiver and/or Expense Reimbursement (3)                          0.65%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Net Expenses (3)                                                     0.85%
------------------------------------------------------------ ---------------------


--------------------------------------------- ----------- -----------
COMPLETED YEARS SINCE PURCHASE OF SHARES          0           1+
--------------------------------------------- ----------- -----------
--------------------------------------------- ----------- -----------
Applicable Charge                                 1%          0%
(% OF LESSER  OF THE VALUE AND THE  ORIGINAL
COST OF SHARES REDEEMED)
--------------------------------------------- ----------- -----------

     * If you exchange your shares of another fund of the JNL Investors Series Trust for shares in the Jackson Perspective Money Market Fund the CDSC will stop aging until the shares are exchanged into another Fund. If you redeem the shares, a CDSC would be charged as follows:

     (1) Other Expenses are based on estimated amounts for the current fiscal year.

     (2) JNAM has contractually agreed to waive fees and reimburse expenses of the Perspective Money Market Fund through October 31, 2008 to limit Net Operating Expenses (excluding brokerage expense, interest, taxes, and extraordinary expenses) to 0.85%. There can be no assurance that JNAM will continue to waive fees and reimburse expenses after October 31, 2008. The Fund has agreed to repay the Adviser for amounts that were waived or reimbursed by the Adviser pursuant to the Expense Limitation Agreement for a period of up to three years after such waiver or reimbursement was made to the extent that such payment does not cause the total fund operating expenses for a class of shares of the Fund to exceed the above limits and the repayment is made within three years after the year in which the Adviser incurred the expense.

8. THE FOLLOWING COMMENT WAS MADE TO THE JNL MONEY MARKET FUND.

     (A) PLEASE ADD A DISCLOSURE THAT THE FUND IS NOT AVAILABLE TO THE PUBLIC IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The following language has been added at the end of the section entitled "PRINCIPAL INVESTMENT STRATEGIES."

     This Fund is not available to the public.

9.   THE  FOLLOWING  COMMENTS WERE MADE TO THE JACKSON  PERSPECTIVE  CORE EQUITY
     FUND.

     (A) PLEASE CONFIRM THE MARKET CAPITALIZATIONS OF THE FUND ARE CORRECT IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The  first  paragraph  of  the  section  entitled   "PRINCIPAL   INVESTMENT
     STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified
     portfolio   of   equity   securities   of  U.S.   companies   with   market
     capitalizations within the range of companies constituting the S&P 500 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the S&P 500 Index is currently between $1.336 billion and $510.201 billion. Equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants.


     (B)  PLEASE  ADD  A   MID-CAPITALIZATION   RISK  TO  THE  SECTION  ENTITLED
          "PRINCIPAL RISK OF INVESTING IN THE FUND."

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     o MID-CAPITALIZATION INVESTING RISK. The prices of securities of mid-capitalization companies tend to fluctuate more widely than those of larger, more established companies. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second, third, fourth, fifth and sixth paragraphs of the section entitled "THE SUB-ADVISER":

     PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. ALL DECISIONS ARE MADE BY NO LESS THAN THREE OF THE FOUR INVESTMENT PROFESSIONALS. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $ 4 billion in large cap value assets for various institutional clients based in the U.S. and abroad. MR. BRODY, AS HEAD OF THE TEAM, HAS THE ULTIMATE DECISION MAKING RESPONSIBILITY FOR THE DECISIONS, BUT THE PROCESS REFLECTS THE RECOMMENDATIONS OF THE TEAM.

     Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-eight years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. MR. BRODY HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-three years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. MR. YEE HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-two years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. MR. ZICK HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting (MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. MR. MORAN HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

10. THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE LARGE CAP VALUE FUND.

     (A) PLEASE CONFIRM THE MARKET CAPITALIZATIONS OF THE FUND ARE CORRECT IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The  first  paragraph  of  the  section  entitled   "PRINCIPAL   INVESTMENT
     STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified
     portfolio   of   equity   securities   of  U.S.   companies   with   market
     capitalizations within the range of companies constituting the S&P 500 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the S&P 500 Value Index is currently between $1.336 billion and $510.201 billion. Equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants.


     (B) PLEASE CONFIRM THAT IF THE NET OPERATING EXPENSES IN THE FOOTNOTE AFTER THE WAIVER EQUALS THE TOTAL ANNUAL OPERATING EXPENSES OF THE FUND, THERE IS NO WAIVER.

     We are confirming this.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second, third, fourth, fifth and sixth paragraphs of the section entitled "THE SUB-ADVISER":

     PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. ALL DECISIONS ARE MADE BY NO LESS THAN THREE OF THE FOUR INVESTMENT PROFESSIONALS. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $ 4 billion in large cap value assets for various institutional clients based in the U.S. and abroad. MR. BRODY, AS HEAD OF THE TEAM, HAS THE ULTIMATE DECISION MAKING RESPONSIBILITY FOR THE DECISIONS, BUT THE PROCESS REFLECTS THE RECOMMENDATIONS OF THE TEAM.

     Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-eight years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. MR. BRODY HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-three years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. MR. YEE HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-two years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. MR. ZICK HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting (MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. MR. MORAN HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

11. THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE MID CAP VALUE FUND.

     (A) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second, third, fourth, fifth and sixth paragraphs of the section entitled "THE SUB-ADVISER":

     PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. ALL DECISIONS ARE MADE BY NO LESS THAN THREE OF THE FOUR INVESTMENT PROFESSIONALS. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $ 4 billion in large cap value assets for various institutional clients based in the U.S. and abroad. MR. BRODY, AS HEAD OF THE TEAM, HAS THE ULTIMATE DECISION MAKING RESPONSIBILITY FOR THE DECISIONS, BUT THE PROCESS REFLECTS THE RECOMMENDATIONS OF THE TEAM.

     Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-eight years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. MR. BRODY HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-three years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. MR. YEE HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-two years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. MR. ZICK HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting (MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. MR. MORAN HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

12. THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE SMALL CAP VALUE FUND.

     (A) PLEASE CONFIRM THE MARKET CAPITALIZATIONS OF THE FUND ARE CORRECT IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The  first  paragraph  of  the  section  entitled   "PRINCIPAL   INVESTMENT
     STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified
     portfolio   of   equity   securities   of  U.S.   companies   with   market
     capitalizations within the range of companies constituting the S&P Small Cap 600 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the S&P Small Cap 600 Index is currently between $0.082 billion and $6.180 billion. Equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants.


     (B) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second, third, fourth, fifth and sixth paragraphs of the section entitled "THE SUB-ADVISER":

     PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. ALL DECISIONS ARE MADE BY NO LESS THAN THREE OF THE FOUR INVESTMENT PROFESSIONALS. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $ 4 billion in large cap value assets for various institutional clients based in the U.S. and abroad. MR. BRODY, AS HEAD OF THE TEAM, HAS THE ULTIMATE DECISION MAKING RESPONSIBILITY FOR THE DECISIONS, BUT THE PROCESS REFLECTS THE RECOMMENDATIONS OF THE TEAM.

     Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-eight years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. MR. BRODY HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-three years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. MR. YEE HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-two years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. MR. ZICK HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

     Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting (MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. MR. MORAN HAS BEEN A PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

13.  THE  FOLLOWING  COMMENTS  WERE MADE TO THE JACKSON  PERSPECTIVE  ASIAN BOND
     FUND.

     (A) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE DEFINE "ASIAN ENTITIES" AND WHAT COUNTRIES, IS THERE ASSET OR INCOME TEST - USING FOOTNOTE 24 OF NAMES RULE RELEASE AS A GUIDE (I) SECURITIES OF ISSUERS THAT ARE ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION SUGGESTED BY THE COMPANY'S NAME OR THAT MAINTAIN THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; (II) SECURITIES THAT ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME; OR (III) SECURITIES OF ISSUERS THAT, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME OR THAT HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.

          II. PLEASE DEFINE "SUBSIDIARY" AS IT APPLIES TO THE END OF THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          III. PLEASE DISCLOSE THE RATING STRATEGY, I.E. HIGHLY RATED OR NOT AS HIGHLY RATED FIXED INCOME AS IT APPLIES TO FIXED INCOME AND DEBT SECURITIES REFERENCED IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH.

          IV. PLEASE ADD TO THE STRATEGY A DISCLOSURE AND HOW IT RELATES TO HIGH YIELD/HIGH YIELD RISK AND THE USE OF DERIVATIVES/LEVERAGING.


     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of fixed income or debt securities issued by Asian Pacific ex-Japan entities or their Asian subsidiaries, where (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia Pacific ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan; Vietnam; Australia; and New Zealand. The Fund's portfolio primarily consists of securities denominated in US dollars and the various Asian currencies and aims to maximize total returns through investing in bonds and other fixed income or debt securities that are rated highly rated, not as highly rated as well as unrated.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


     (B)  IN THE SECTION  ENTITLED  "PRINCIPAL  RISKS OF INVESTING IN THE FUND,"
          THE "INDUSTRY CONCENTRATION RISK" NEEDS TO BE UPDATED TO STATE IN DEFINITIVE TERMS WHETHER OR NOT THE FUND WILL CONCENTRATE IN A PARTICULAR INDUSTRY, NOT THAT IT "MAY".

     The underscored language has been added to the section entitled "THE PRINCIPAL RISKS OF INVESTING IN THE FUND." The language in parentheticals has been deleted.

     o INDUSTRY CONCENTRATION RISK. At times the Fund WILL (may) increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

     ALTHOUGH THIS COMMENT IS NOTED IN THE SECTION FOR JACKSON PERSPECTIVE ASIAN BOND FUND, WE WILL MAKE THIS CHANGE, AS APPLICABLE TO ALL OF THE FUNDS.


     (C) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE GEOGRAPHIC REGION.

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     o ASIAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asian countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within Asia and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     (D) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THERE ARE ANY LIMITATIONS IN THE PORTFOLIO MANAGER'S MANAGEMENT, WHO HAS THE FINAL DECISION MAKING AUTHORITY IF THERE IS MORE THAN ONE PORTFOLIO MANAGER, AS WELL AS THE LENGTH OF TIME EACH PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second and third paragraphs of the section entitled "THE SUB-ADVISER."

     Ooi Boon Peng, CIO, Fixed Income of PAM Singapore, has 20 years of experience in investment and foreign reserves management. He is currently responsible for the Asian Fixed Income Team. Boon Peng was previously the CIO & Executive Director, Alternative Investment, at UOB Asset Management where he was responsible for the business and investment management of US$7.5 billon of CDO assets under management. Before joining UOB AM, Mr. Ooi was the Head of Fixed Income at Fullerton Fund Management Company (a member of Temasek Holdings) from July 2003 to September 2005. There, he oversaw the management of Temasek Holding's fixed income investments in developed and emerging bond markets. Mr. Ooi had spent over 15 years of his career with the Monetary Authority of Singapore (MAS) where he worked in various areas of the Reserves Management Department, including seven years managing funds out of the MAS New York Office. BOON PENG HAS BEEN A PORTFOLIO MANAGER OF THE FUND SINCE THE FUND'S INCEPTION.

     Low Guan Yi, Associate Director, Fixed Income of PAM Singapore, has 7 years of investment experience in Asian fixed income. She is currently responsible for the pan-Asian local currency bond portfolios and the Singapore and Philippines country funds. BOON PENG HAS OVERRIDING POWER ON THE INVESTMENT DECISIONS MADE BY GUAN YI. Prior to joining, she helped to launch and manage an Asian local currency fund at Bank Pictet et Cie Asia Ltd. Before that, she was managing Asian local currency and credit portfolios at Fullerton Fund Management Company (a member of Temasek
     Holdings), and at Standard Chartered Bank Singapore. Guan Yi holds a Bachelor of Business from Nanyang Technological University, Singapore and is a Chartered Financial Analyst (2001). GUAN YI HAS BEEN A PORTFOLIO MANAGER OF THE FUND SINCE THE FUND'S INCEPTION.

14. THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE ASIA EX-JAPAN FUND.

     (A) PLEASE CHANGE THE NAME OF THE FUND FROM "JACKSON PERSPECTIVE ASIA EX-JAPAN FUND" TO "JACKSON PERSPECTIVE ASIA PACIFIC EX-JAPAN FUND" TO ACCURATELY REFLECT REGION IN WHICH THE FUND INVESTS.

     The Sub-Adviser has changed the region the Fund will invest in. The Fund will invest in the Asia ex-Japan region, therefore, the name of the Fund is not required to be changed.


     (B) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE DEFINE "EQUITY-RELATED SECURITIES" OR PROVIDE EXAMPLES OF EQUITY-RELATED SECURITIES IN CONNECTION WITH THE USE OF THE TERM IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          II. PLEASE IDENTIFY HOW "THEIR AREA OF PRIMARY ACTIVITY" IS DETERMINED - USING FOOTNOTE 24 OF NAMES RULE RELEASE AS A GUIDE
               (I) SECURITIES OF ISSUERS THAT ARE ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION SUGGESTED BY THE COMPANY'S NAME OR THAT MAINTAIN THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; (II) SECURITIES THAT ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME; OR (III) SECURITIES OF ISSUERS THAT, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME OR THAT HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.

          III. PLEASE EXPLAIN IF THE FUND IS INTENDED TO BE A GROWTH OR VALUE FUND OR A BLEND OF THE TWO, OR DISCLOSE IF THIS IS NOT TAKEN INTO ACCOUNT WHEN PICKING THE STOCKS.

          IV. PLEASE ADD A PRINCIPAL INVESTMENT STRATEGY ON DERIVATIVES AND LEVERAGING.

     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective of long-term total return by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants), which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region where the (i) securities of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan and Vietnam.

     The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

     (C) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE GEOGRAPHIC REGION.

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     o ASIA EX-JAPAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia ex-Japan countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     (D) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THE LENGTH OF TIME THE PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second paragraph of the section entitled "THE SUB-ADVISER."

     Kannan Venkataramani is a Regional Portfolio Manager at PAM Singapore and manages a wide range of regional products for retail and institutional clients. Kannan joined PAM Singapore in February 2007. Kannan joined the Hong Kong affiliate of PAM Singapore in 2002, where he covered India, Indonesia, the Philippines and Taiwan and also managed several country-focused and regional portfolios. Prior to joining the Hong Kong affiliate of PAM Singapore, Kannan was a Portfolio Manager at the Group's asset management joint venture in India, focusing on the Indian equities market. Kannan has over 12 years of investment experience. Kannan has a MBA (post graduate Diploma in Management) from the prestigious Indian Institute of Management, Ahmedabad, India and a degree in Electronic and Communication Engineering from Anna University India. He is also a Chartered Financial Analyst (CFA) Charterholder. KANNAN HAS BEEN THE PORTFOLIO MANAGER SINCE THE FUND'S INCEPTION.

15.  THE  FOLLOWING  COMMENTS  WERE  MADE  TO  THE  JACKSON   PERSPECTIVE  ASIAN
     INFRASTRUCTURE FUND.

     (A) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE DEFINE "EQUITY-RELATED SECURITIES" OR PROVIDE EXAMPLES OF EQUITY-RELATED SECURITIES IN CONNECTION WITH THE USE OF THE TERM IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          II.  PLEASE LIST THE COUNTRIES OF THE ASIA PACIFIC EX-JAPAN REGION.

          III. PLEASE IDENTIFY HOW IT IS DETERMINED WHICH COMPANIES TO INVESTMENT IN - USING FOOTNOTE 24 OF NAMES RULE RELEASE AS A GUIDE (I) SECURITIES OF ISSUERS THAT ARE ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION SUGGESTED BY THE COMPANY'S NAME OR THAT MAINTAIN THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; (II) SECURITIES THAT ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME; OR (III) SECURITIES OF ISSUERS THAT, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME OR THAT HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.

          IV. PLEASE EXPLAIN IF THE FUND IS INTENDED TO BE A GROWTH OR VALUE FUND OR A BLEND OF THE TWO, OR DISCLOSE IF THIS IS NOT TAKEN INTO ACCOUNT WHEN PICKING THE STOCKS.

          V. PLEASE ADD A PRINCIPAL INVESTMENT STRATEGY ON DERIVATIVES AND LEVERAGING.


     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in equity and equity-related securities (such as depositary receipts, convertible bonds, and warrants) of corporations deriving substantial revenue from, or whose subsidiaries, related or associated corporations are engaged in, infrastructure or related business and are incorporated in, or listed in, or operating principally from the Asia ex-Japan region where the
     (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; the Philippines; Thailand; Malaysia; Singapore; Indonesia; the People's Republic of China; India; Pakistan; and Vietnam.

     The Fund may also invest in depositary receipts including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

     In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.


     (B) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE GEOGRAPHIC REGION.

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND":

          o ASIA EX-JAPAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia ex-Japan countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THE LENGTH OF TIME THE PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second paragraph of the section entitled "THE SUB-ADVISER."

     Kannan Venkataramani is a Regional Portfolio Manager at PAM Singapore and manages a wide range of regional products for retail and institutional clients. Kannan joined PAM Singapore in February 2007. Kannan joined the Hong Kong affiliate of PAM Singapore in 2002, where he covered India, Indonesia, the Philippines and Taiwan and also managed several country-focused and regional portfolios. Prior to joining the Hong Kong affiliate of PAM Singapore, Kannan was a Portfolio Manager at the Group's asset management joint venture in India, focusing on the Indian equities market. Kannan has over 12 years of investment experience. Kannan has a MBA (post graduate Diploma in Management) from the prestigious Indian Institute of Management, Ahmedabad, India and a degree in Electronic and Communication Engineering from Anna University India. He is also a Chartered Financial Analyst (CFA) Charterholder. KANNAN HAS BEEN THE PORTFOLIO MANAGER SINCE THE INCEPTION OF THE FUND.

16.  THE  FOLLOWING  COMMENTS WERE MADE TO THE JACKSON  PERSPECTIVE  CHINA-INDIA
     FUND.

     (A) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE THE 80% DISCLOSURE BECAUSE THE NAME OF THE FUND SPECIFIES A REGION IN WHICH THE FUND'S INVESTMENTS ARE FOCUSED.

          II. PLEASE DEFINE "EQUITY-RELATED SECURITIES" OR PROVIDE EXAMPLES OF EQUITY-RELATED SECURITIES IN CONNECTION WITH THE USE OF THE TERM IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          III. PLEASE IDENTIFY HOW IT IS DETERMINED WHICH COMPANIES TO INVESTMENT IN - USING FOOTNOTE 24 OF NAMES RULE RELEASE AS A GUIDE (I) SECURITIES OF ISSUERS THAT ARE ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION SUGGESTED BY THE COMPANY'S NAME OR THAT MAINTAIN THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; (II) SECURITIES THAT ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME; OR (III) SECURITIES OF ISSUERS THAT, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME OR THAT HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.

          IV. PLEASE EXPLAIN IF THE FUND IS INTENDED TO BE A GROWTH OR VALUE FUND OR A BLEND OF THE TWO, OR DISCLOSE IF THIS IS NOT TAKEN INTO ACCOUNT WHEN PICKING THE STOCKS.

          V. PLEASE ADD A PRINCIPAL INVESTMENT STRATEGY ON DERIVATIVES AND LEVERAGING.


     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India where the
     (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

     The  investments  of the  Fund  include,  but are not  limited  to,  listed securities in the regulated market, which operates regularly and is recognized, depositary receipts (including American Depositary Receipts
     (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


     (B) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE GEOGRAPHIC REGION.

     The following risk is already contained in the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND," which we believe adequately addresses the Commission's comment:

     o COUNTRY SPECIFIC RISKS. Because the Fund will primarily invest in equity and equity-related securities in the People's Republic of China and India, the Fund will be exposed to market, currency, and other risks related to specifically to the economies of China and India. Both countries' markets are subject to volatility and structural risks. There can be no guarantee that government reforms and the move to capitalism will positively impact the economies of either country. China and India are developing countries, and stable economic growth may be hampered by a number of factors, including, but not limited, to burdensome regulatory requirements, inflation, poor allocation of resources and the reinvestment of capital, government price controls and capital restrictions, and social instability. These risks will have a corresponding affect on securities in which the Fund invests, and the Fund may experience volatility related to its concentration in China and India.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THE LENGTH OF TIME THE PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second paragraph of the section entitled "THE SUB-ADVISER."

     DR Rao has been an Investment Director at PAM Singapore since February 2007 and specializes in Indian equities. In June 2005, Mr. Rao joined the Hong Kong affiliate of PAM Singapore as Portfolio Manager. From August 2002 until June 2005, he was at the Abu Dhabi Investment Authority as an Analyst from August 2002 through June 2003 and as a Senior Analyst from June 2003 through June 2005, managing an Indian equities portfolio. He has over 11 years of investment experience. Mr. Rao holds a Post Graduate Diploma in Management (MBA equivalent) from the Indian Institute of Management, Calcutta, India and graduated from Osmania University, Hyderabad, India with a Bachelor of Electrical Engineering degree. He is also a Chartered Financial Analyst (CFA) Charterholder. Mr. Rao has been the portfolio manager since the inception of the Fund.

17. THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE EMERGING ASIA FUND.

     (A) PLEASE CHANGE THE NAME OF THE FUND FROM "JACKSON PERSPECTIVE EMERGING ASIA FUND" TO "JACKSON PERSPECTIVE EMERGING ASIA EX-JAPAN FUND" TO ACCURATELY REFLECT REGION IN WHICH THE FUND INVESTS.

     We will not change the name of the Fund to Jackson Perspective Emerging Asia ex-Japan Fund, as this accurately reflects the region in which the Fund invests.

     (B) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE DEFINE "EQUITY-RELATED SECURITIES" OR PROVIDE EXAMPLES OF EQUITY-RELATED SECURITIES IN CONNECTION WITH THE USE OF THE TERM IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          II.  PLEASE  DISCLOSE  THE  LIST OF  COUNTRIES  OF THE  ASIA  EX-JAPAN
               REGION.

          III. PLEASE IDENTIFY HOW IT IS DETERMINED WHICH COMPANIES TO INVESTMENT IN - USING FOOTNOTE 24 OF NAMES RULE RELEASE AS A GUIDE (I) SECURITIES OF ISSUERS THAT ARE ORGANIZED UNDER THE LAWS OF THE COUNTRY OR OF A COUNTRY WITHIN THE GEOGRAPHIC REGION SUGGESTED BY THE COMPANY'S NAME OR THAT MAINTAIN THEIR PRINCIPAL PLACE OF BUSINESS IN THAT COUNTRY OR REGION; (II) SECURITIES THAT ARE TRADED PRINCIPALLY IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME; OR (III) SECURITIES OF ISSUERS THAT, DURING THE ISSUER'S MOST RECENT FISCAL YEAR, DERIVED AT LEAST 50% OF THEIR REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE, OR SERVICES PERFORMED IN THE COUNTRY OR REGION SUGGESTED BY THE COMPANY'S NAME OR THAT HAVE AT LEAST 50% OF THEIR ASSETS IN THAT COUNTRY OR REGION.

          IV. PLEASE EXPLAIN IF THE FUND IS INTENDED TO BE A GROWTH OR VALUE FUND OR A BLEND OF THE TWO, OR DISCLOSE IF THIS IS NOT TAKEN INTO ACCOUNT WHEN PICKING THE STOCKS.

          V. PLEASE ADD A PRINCIPAL INVESTMENT STRATEGY ON DERIVATIVES AND LEVERAGING.


     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the emerging Asia ex-Japan region where the (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or
     (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.

     The emerging Asia ex-Japan region includes but is not limited to the following countries: Philippines, Thailand, Malaysia, Indonesia, People's Republic of China, India, Pakistan, and Vietnam.

     The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)) debt securities convertible into common shares, preference shares warrants and initial public offerings.

     In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


     (C) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE GEOGRAPHIC REGION.

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     o ASIA EX-JAPAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia ex-Japan countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     (D) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THE LENGTH OF TIME THE PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second paragraph of the section entitled "THE SUB-ADVISER."

     Kannan Venkataramani is a Regional Portfolio Manager at PAM Singapore and manages a wide range of regional products for retail and institutional clients. Kannan joined PAM Singapore in February 2007. Kannan joined the Hong Kong affiliate of PAM Singapore in 2002, where he covered India, Indonesia, the Philippines and Taiwan and also managed several country-focused and regional portfolios. Prior to joining the Hong Kong affiliate of PAM Singapore, Kannan was a Portfolio Manager at the Group's asset management joint venture in India, focusing on the Indian equities market. Kannan has over 12 years of investment experience. Kannan has a MBA (post graduate Diploma in Management) from the prestigious Indian Institute of Management, Ahmedabad, India and a degree in Electronic and Communication Engineering from Anna University India. He is also a Chartered Financial Analyst (CFA) Charterholder. KANNAN HAS BEEN THE PORTFOLIO MANAGER SINCE THE FUND'S INCEPTION.

18.  THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE JAPAN FUND.

     (A) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE DEFINE "AGGRESSIVELY" IN CONNECTION WITH THE USE OF THE TERM IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          II. PLEASE PROVIDE THE MATURITY STRATEGY AND CREDIT STRATEGY RELATED TO BOND INVESTMENTS FOR THE FUND.

          III. PLEASE PROVIDE THE CURRENCY STRATEGY RELATED TO INVESTMENTS FOR THE FUND.

          IV. PLEASE ADD A PRINCIPAL INVESTMENT STRATEGY ON DERIVATIVES AND LEVERAGING.


     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund aims to generate positive long-term capital growth through a focused (exposure to be typically about 30 to 50 different equity issuers) portfolio of equities and equity related securities (such as depositary receipts, convertible bonds and warrants) managed without being constrained by a benchmark. Bonds may also be held as either an alternative exposure to a particular corporate issuer (where a bond is more attractive than the company's equity) or for cash management purposes through the use of short-term government securities. The Fund will invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in securities of companies which are incorporated, listed in or have their area of primary activity in Japan.

     The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), convertible bonds, preference shares, warrants, initial public offerings and fixed income securities issued by Japan entities.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

     The Fund may invest up to 20% of its assets in securities outside of Japan.


     (B) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE COUNTRY.

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     o COUNTRY SPECIFIC RISK. Because the Fund will primarily invest in equity and equity-related securities in Japan, the Fund will be exposed to market, currency, and other risks related to specifically to the economies of Japan. Japan's markets are subject to volatility and structural risks. These risks will have a corresponding affect on securities in which the Fund invests, and the Fund may experience volatility related to its concentration in Japan.


     (C) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE IF THE LENGTH OF TIME THE PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second paragraph of the section entitled "THE SUB-ADVISER."

     Dean Cashman (Investment Director, Japan Equities) specializes in Japan equity funds. He joined the Hong Kong Affiliate of PAM Singapore as a fund manager in 2004. Mr. Cashman previously worked for BT Fund Managers (Sydney) as the Head of Japanese equities from 1998 until 2004. He was appointed Head of Japanese Equities for BT Fund Managers (Sydney) in 1996. Mr. Cashman has 18 years' investment experience. He holds a degree in Bachelor of Economics from University of Queensland, Australia. MR. CASHMAN HAS BEEN THE PORTFOLIO MANAGER SINCE THE FUND'S INCEPTION.

19. THE FOLLOWING COMMENTS WERE MADE TO THE JACKSON PERSPECTIVE ASIAN REAL ESTATE FUND.

     (A) PLEASE CHANGE THE NAME OF THE FUND FROM "JACKSON PERSPECTIVE ASIAN REAL ESTATE FUND" TO "JACKSON PERSPECTIVE ASIAN PACIFIC REAL ESTATE FUND" TO ACCURATELY REFLECT REGION IN WHICH THE FUND INVESTS.

     We have changed the name of the Fund to Jackson Perspective Asian Pacific Real Estate Fund and have made this change throughout the Prospectus and Statement of Additional Information.

     (B) IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE ADDRESS THE FOLLOWING COMMENTS:

          I. PLEASE ADD "IN STOCKS OF COMPANIES" FOLLOWING THE 80% DISCLOSURE IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH.

          II.  PLEASE   DEFINE  WHAT  ARE   "PROPERTY   RELATED   SECURITIES  OF
               COMPANIES."

          III. PLEASE INCLUDE A DISCLOSURE REGARDING THE FUND'S INVESTMENT IN "INITIAL PUBLIC OFFERINGS ("IPOS")" TO CORRESPOND TO THE RISK DISCLOSURE CURRENTLY IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND."


     The section entitled "PRINCIPAL INVESTMENT STRATEGIES" has been revised to read as follows:

     PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in listed Real Estate Investment Trusts ("REITs") and property related securities of companies (such as property stocks, convertible bonds, property IPOs), which are incorporated, listed in or have their area of primary activity in the Asia Pacific region including Japan, Australia, and New Zealand.

     The Fund may also invest in depositary receipts including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns or to try to hedge investment risks. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


     (C) IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND," PLEASE ADD A RISK SPECIFIC TO INVESTING IN THE GEOGRAPHIC REGION.

     The following risk has been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     o ASIA PACIFIC CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia Pacific countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.

     (D)  IN THE SECTION  ENTITLED  "PRINCIPAL  RISKS OF INVESTING IN THE FUND,"
          THE "INDUSTRY CONCENTRATION RISK" NEEDS TO BE UPDATED TO STATE IN DEFINITIVE TERMS WHETHER OR NOT THE FUND WILL CONCENTRATE IN A PARTICULAR INDUSTRY, NOT THAT IT "MAY".

     The underscored language has been added to the section entitled "THE PRINCIPAL RISKS OF INVESTING IN THE FUND." The language in parentheticals has been deleted.

     o INDUSTRY CONCENTRATION RISK. At times the Fund WILL (may) increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.


     (E) IN THE SECTION ENTITLED "THE SUB-ADVISER," PLEASE DISCLOSE THE LENGTH OF TIME THE PORTFOLIO MANAGER HAS BEEN ASSOCIATED WITH THE FUND.

     The underscored language has been added to the second paragraph of the section entitled "THE SUB-ADVISER."

     Chow Wing Kin, (Investment Director) joined PAM Singapore in 1999 and specializes in Singapore equities. Before joining PAM Singapore, Mr. Chow was an investment analyst at The Insurance Corporation of Singapore from 1996 to 1999. He graduated with a degree in Bachelor in Business from the Nanyang Technological University, Singapore in 1996. He is also a Chartered Financial Analyst (CFA) Charter holder since 1999. MR. CHOW HAS BEEN THE PORTFOLIO MANAGER SINCE THE FUND'S INCEPTION.

20. IN THE SECTION ENTITLED "MANAGEMENT OF THE TRUST," UNDER THE THIRD PARAGRAPH OF THE SUB-SECTION "INVESTMENT ADVISER", PLEASE UPDATE THE DATE OF THE ANNUAL REPORT WHERE THE INFORMATION REGARDING THE ADVISER'S MOST RECENT 15(C) APPROVAL MAY BE FOUND.

     The underscored language has been added to the third paragraph of the section entitled "THE SUB-ADVISER." The language in parentheticals has been deleted.

     A discussion regarding the Board of Trustees' basis for approving the advisory agreement is available in the Trust's Annual Report dated October 31, 2007 (2006).


21. ON THE BACK COVER PAGE, PLEASE UPDATE THE PHONE NUMBER TO THE PUBLIC REFERENCE SECTION, AS IT HAS CHANGED.

     The underscored language has been added to the last paragraph of the back cover page. The language in parentheticals has been deleted.

     You also can review and copy information about the Trust (including its current SAI and most recent Annual and Semi-Annual Reports) at the SEC's Public Reference Room in Washington, D.C. Reports and other information about the Trust also are available on the EDGAR database on the SEC's Internet site (HTTP://WWW.SEC.GOV), and copies may be obtained, after payment of a duplicating fee, by electronic request (PUBLICINFO@SEC.GOV) or by writing the SEC's Public Reference Section Washington, D.C., 20549-0102. You can find out about the operation of the Public Reference Section and copying charges by calling 1-202-551-8090 (1-202-942-8090).

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS," UNDER PARAGRAPH (1), PLEASE DISCLOSE IF THIS RESTRICTION IS APPLICABLE TO BOTH MONEY MARKET FUNDS.

     This restriction applies to both the Jackson Perspective Money Market and the JNL Money Market Fund. Both money market funds are defined as the "Money Market Funds" in the section entitled "Money Market Fund Investment" in the SAI.


2. IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS," UNDER PARAGRAPH (2), PLEASE DEFINE THE INVESTMENT OF THE JACKSON PERSPECTIVE ASIAN PACIFIC REAL ESTATE FUND AND IF IT CAN DIRECTLY HOLD REAL ESTATE.

     The underscored language has been added to paragraph (2) in the section entitled "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS."

          A Fund (except the Jackson Perspective Asian Pacific Real Estate Fund may not invest directly in real estate or interests in real estate; however, a Fund may own debt or equity securities issued by companies engaged in those businesses. THE JACKSON PERSPECTIVE ASIAN PACIFIC REAL ESTATE FUND MAY INVEST DIRECTLY IN REAL ESTATE OR INTERESTS IN REAL ESTATE.


3. IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS," UNDER THE FIRST PARAGRAPH IN SUB-SECTION (9), THE FUNDS CANNOT RESERVE THE RIGHT TO BE CONCENTRATED. PLEASE UPDATE THE DISCLOSURE TO CORRECT THIS STATEMENT.

     The underscored language has been added to paragraph (9) in the section entitled "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS." The language in parentheticals has been deleted.

          No Fund (except for the Jackson Perspective Asian Bond Fund; the Jackson Perspective Asia Pacific ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia Pacific ex-Japan Fund; the Jackson Perspective Japan Fund; the Jackson Perspective Asian Pacific Real Estate Fund; the Jackson Perspective Asian Infrastructure Fund; the Jackson Perspective VIP Fund; and the Jackson Perspective S&P 4 Fund) WILL (may) invest more than 25% of the value of their respective assets in any particular industry (other than U.S. government securities). The term "industry" is broad and may reasonably be interpreted to be classified differently among the sub-advisers. For example, on its face, the telecommunications industry could be considered one (1) industry, however, the telecommunications industry is actually comprised of several services, such as, cellular, long-distance, paging and messaging, satellite or data, and the Internet. Each of the foregoing services may be considered a separate industry. Industries continue to expand over time, and certain issuers may be considered part of a specific industry at the time of investment, and due to changes in the marketplace or issuer business fundamentals, move to a different industry over the course of the investment time horizon.

4. IN THE SECOND PARAGRAPH OF SUB-SECTION (9), PLEASE REMOVE THE WORD "GENERALLY" BEFORE CONCENTRATE, AS EACH FUND CANNOT RESERVE THE RIGHT TO BE CONCENTRATED. ADDITIONALLY, PLEASE CONFIRM THAT THE FUNDS LISTED IN THE THIRD PARAGRAPH OF THE SUB-SECTION (9) WILL INVEST IN THE INDUSTRIES LISTED.

     We have added the underscored language to the second paragraph regarding the investment of the Funds in the specified industries.

     The word "generally" in stricken out in parentheticals has been deleted from the second, third and fourth paragraphs of sub-section (9) in the section entitled "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS."

          The Jackson Perspective Asian Bond Fund; the Jackson Perspective Asia Pacific ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia Pacific ex-Japan Fund; and the Jackson Perspective Japan Fund will (generally) concentrate (as such term may be defined or interpreted under the 1940 Act) its investments in the securities, INCLUDING BUT NOT LIMITED TO THE FOLLOWING
          INDUSTRIES: (of) financial services, banks, and information technology companies.

          The  Jackson   Perspective   Asian   Pacific  Real  Estate  Fund  will
          (generally) concentrate its investments in the securities of real estate and real estate-related companies.

          The Jackson Perspective Asian Infrastructure Fund will (generally) concentrate in industries related to development and construction including the securities of real estate and real estate-related companies and industrial companies.


5. IN THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE," FOR MELLON CAPITAL MANAGEMENT CORPORATION, PLEASE PROVIDE THE BENCHMARKS FOR EACH OF THE FOLLOWING FUNDS SINCE THESE FUNDS ARE NEW AND DO NOT HAVE ANY PERFORMANCE INFORMATION: JACKSON PERSPECTIVE 5 FUND, JACKSON PERSPECTIVE INDEX 5 FUND, JACKSON PERSPECTIVE S&P 4 FUND, AND JACKSON PERSPECTIVE OPTIMIZED 5 FUND.

     The language that is in parentheticals and stricken through has been deleted from the fourth paragraph of the sub-section entitled "PORTFOLIO MANAGER COMPENSATION STRUCTURE."

          A portfolio manager's bonus is determined by a number of factors. One factor is performance of the mutual fund relative to expectations for how the mutual fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. (For index funds, the performance factor depends on how closely the portfolio manager tracks the mutual fund's benchmark index over a one-year period. ) Additional factors include the overall financial performance of Mellon Capital, the performance of all accounts (relative to expectations) for which the portfolio manager has responsibility, the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.


6. IN THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE," FOR PPM AMERICA, INC., PLEASE DISCLOSE IF THE BASE SALARY OF THE PROFESSIONAL STAFF OF PPM AMERICA, INC., IS A FIXED BASE SALARY. ALSO, PLEASE DISCLOSE IF THE RESULTS THAT THE ANNUAL BONUS IS PRIMARILY BASED ON, IS PRE OR POST-TAX RESULTS, AND IF THE BENCHMARKS RESULTS ARE TAKEN INTO CONSIDERATION WHEN THE ANNUAL BONUS IS CALCULATED. IF BENCHMARKS ARE TAKEN INTO CONSIDERATION, PLEASE LIST THE BENCHMARKS FOR EACH FUND.

     The underscored language has been added to paragraph (9) in the section entitled "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS." The language in parentheticals has been deleted.

          PPM considers compensation critical to the retention of high quality investment professionals. PPM's policy is to reward professional staff according to competitive industry scales, personal effort and performance. This is accomplished throughout three primary compensation elements: (Base salary) FIXED BASE SALARY, SUBJECT TO
          ANNUAL MERIT INCREASES, annual bonus, and PPM's long-term incentive program (LTIP). Base salary is evaluated for each professional at least annually based on tenure, performance, and market factors. Annual bonus is calculated for investment professionals based primarily on the results they achieve for their clients, AND A SMALL PORTION IS PLACED IN A THREE-YEAR DEFERRAL PERIOD THAT IS FORFEITED IF THE PORTFOLIO MANAGER LEAVES BEFORE THE END OF THE DEFERRAL PERIOD.
          (the)THE PPM LTIP program is based on the overall performance of the operations of PPM and other U.S. based affiliates. To help in retaining its investment professionals, the PPM LTIP has a four-year cliff vesting. The mix of base, bonus, and LTIP varies by level, with more senior employees having a greater percentage of their pay at risk through annual bonus and LTIP.


7. IN THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE," FOR PRUDENTIAL ASSET MANAGEMENT (SINGAPORE) LIMITED ("PAM"), PLEASE DISCLOSE IF THE BASE SALARY OF THE PROFESSIONAL STAFF OF PAM, IS A FIXED BASE SALARY. ALSO, PLEASE DISCLOSE IF THE RESULTS THAT THE ANNUAL BONUS IS PRIMARILY BASED ON BENCHMARK RESULT.S IF BENCHMARKS ARE TAKEN INTO CONSIDERATION, PLEASE LIST THE BENCHMARKS FOR EACH FUND.

     This sub-section has been revised as follows:

          PAM  Singapore   offers  fixed  base   salaries  for  its   investment
          professionals. Bonuses are tied to team-wide fund performance as measured against the Funds' benchmarks to ensure that each individual's interests are aligned with those of both the clients and the investment team. The benchmarks for the Funds are as follows:
          Jackson Perspective Asia ex-Japan - MSCI AC Far East ex Japan Free Index, Jackson Perspective Asian Bond Fund - HSBC Asian Local Bond
          Index, Jackson Perspective Asian Infrastructure Fund - MSCI Asia ex Japan Index, Jackson Perspective Asian Pacific Real Estate Fund - MSCI AP REIT Index, Jackson Perspective China-India Fund - MSCI China Index and MSCI India Index, Jackson Perspective Emerging Asia ex-Japan Fund
          - MSCI Emerging Markets Index and Jackson Perspective Japan Fund - MSCI Japan Index. We also emphasize long-term performance. A percentage of an individual's fund performance KPIs will be tied to a rolling 3-year performance. PAM also offers Long-Term Incentive Plan
          (LTIP) for key staff based on a 3-year earnings cycle.

8. IN THE SUB-SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE," FOR STANDARD & POOR'S INVESTMENT ADVISORY SERVICES, LLC ("SPIAS"), PLEASE DISCLOSE IF THE BASE SALARY FOR MASSIMO SANTICCHIA IS A FIXED BASE SALARY.

     The underscored language has been added to the paragraph of the sub-section entitled "PORTFOLIO MANAGER COMPENSATION STRUCTURE."

          Massimo Santicchia's compensation is a combination of A FIXED salary, SUBJECT TO ANNUAL MERIT INCREASES, and bonus. Bonuses are based on the overall profits of the Investment Services division of Standard & Poor's, of which SPIAS is a part.


9. IN THE SECTION ENTITLED "FUND TRANSACTIONS AND BROKERAGE," PLEASE DISCLOSE ANY BROKERAGE COMMISSIONS FOR THE LAST FISCAL YEAR.

     All information will be updated as of October 31, 2007, the fiscal year end for the Trust.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 10, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

  1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                         PROSPECTUS COMMENT 1(A)

JACKSON PERSPECTIVE 5 FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective 5 Fund ("Fund") is total return through capital appreciation and dividend income.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in the common stocks of all capitalization companies that are identified by a model based on 5 different specialized strategies:


     o    20% in the DowSM 10 Strategy, a dividend yielding strategy;

     o    20% in the S&P(R) 10 Strategy, a blended valuation-momentum strategy;

     o    20% in the Global 15 Strategy, a dividend yielding strategy;

     o    20% in the 25 Strategy, a dividend yielding strategy; and

     o    20% in the Select Small-Cap Strategy, a small capitalization strategy.

Each of these strategies is described below.

The securities for each strategy are selected only once every 13 months on each "Stock Selection Date". The initial Stock Selection Date was on January 1, 2007. Thereafter, the Stock Selection Date will be on or about 13 months after the prior Stock Selection Date. The Sub-Adviser generally uses a buy and hold strategy, trading within 5 business days of the Stock Selection Date and when cash flow activity occurs. The Sub-Adviser may also trade for mergers if the original stock is not that of the surviving company and for dividend reinvestment. The Fund is rebalanced and reconstituted every 13 months, and therefore, may incur significant short-term and long-term capital gains and losses that may have tax consequences.

You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

Between Stock Selection Dates, when cash inflows and outflows require, the Fund purchases and sells common stocks of the five specialized strategies according to the approximate current percentage relationship among the common stocks (determined based on market value).

To effectively manage cash inflows and outflows, the Fund may maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.

The securities which comprise the above strategies are selected as follows:

                                                        PROSPECTUS COMMENT 1(B)

FEES AND EXPENSES. The table below shows certain fees and expenses you may pay if you buy and hold shares of the Fund.

           SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)

SALES CHARGE

---------------------------------------------------- ---------------------- ---------------------
                                                            CLASS A               CLASS C
---------------------------------------------------- ---------------------- ---------------------
---------------------------------------------------- ---------------------- ---------------------
Maximum Sales Charge (Load) on Purchases (as a               5.75%                  None
percentage of offering price)
---------------------------------------------------- ---------------------- ---------------------
---------------------------------------------------- ---------------------- ---------------------
Maximum Contingent Deferred Sales Charge (as a             1.00% (1)               1.00%
percentage of purchase price or redemption price,
whichever is less)
---------------------------------------------------- ---------------------- ---------------------

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

----------------------------------------------------- --------------------- ---------------------
                                                            CLASS A               CLASS C
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Management Fee/Administrative Fee                              0.75%                0.75%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------
Rule 12b-1 Fee                                                 0.25%                1.00%
----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------

Acquired Fund Fees & Expenses(2)

----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------

Other Expenses (3)                                             0.91%                0.79%

----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------

Total Annual Fund Operating Expenses (4)                       1.91%                2.54%

----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------

Fee Waiver and/or Expense Reimbursement (4)                    0.71%                0.59%

----------------------------------------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- ---------------------

Net Expenses (4)                                               1.20%                1.95%

----------------------------------------------------- --------------------- ---------------------


(1) This charge applies only to certain Class A shares bought without an initial sales charge that are sold within 12 months of purchase. See "Sales Charges and Fees by Share Class".


(2) Amount represents the Fund's pro rata share of fees and expenses of investing in money market funds used for purposes of investing available cash balances.

(3)  Other Expenses are based on estimated amounts for the current fiscal year.

(4) JNAM has contractually agreed to waive fees and reimburse expenses of the Fund through October 31, 2008 to limit Net Operating Expenses (excluding brokerage expense, interest, taxes, and extraordinary expenses) to 1.20% for Class A and 1.95% for Class C. There can be no assurance that JNAM will continue to waive fees and reimburse expenses after October 31, 2008. The Fund has agreed to repay the Adviser for amounts that were waived or reimbursed by the Adviser pursuant to the Expense Limitation Agreement for a period of up to three years after such waiver or reimbursement was made to the extent that such payment does not cause the total fund operating expenses for a class of shares of the Fund to exceed the above limits and the repayment is made within three years after the year in which the Adviser incurred the expense.

                                                        PROSPECTUS COMMENT 1(C)

THE SUB-ADVISER. Mellon Capital Management Corporation ("Mellon Capital"), a Delaware corporation and an investment adviser registered with the SEC under the Advisers Act is the Sub-Adviser for the Fund. Mellon Capital's address is 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                PROSPECTUS COMMENT 2(A) AND (B)

JACKSON PERSPECTIVE INDEX 5 FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Index 5 Fund ("Fund") is capital appreciation.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in the securities of all capitalizations attempting to match the following strategies:


     o    20% in the S&P(R) 500 Index Strategy;

     o    20% in the S&P(R) 400 MidCap Index Strategy;

     o    20% in the Small Cap Index Strategy;

     o    20% in the International Index Strategy; and

     o    20% in the Bond Index Strategy.


The Fund expects to invest in the common stock and fixed-income securities determined by each of the strategies with an approximately equal amount initially invested pursuant to each strategy. The initial allocation was on January 1, 2007. Thereafter, the allocations to each strategy will be rebalanced every 13 months. The Sub-Adviser generally uses a buy and hold strategy, trading only within 5 business days of the Stock Selection Date, when index changes occur, and when cash flow activity occurs.


The Fund is rebalanced among each of the strategies every 13 months and, therefore, may incur significant short-term and long-term capital gains and losses that may have tax consequences. The Fund is also subject to changes in the constituency of the underlying indices, which may also result in significant short-term and long-term capital gains and losses that may have tax consequences.

You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

Between Stock Selection Dates, when cash inflows and outflows require, the Fund purchases and sells common stocks of the five strategies according to the approximate current percentage relationship among the common stocks (determined based on market value).

To effectively manage cash inflows and outflows, the Funds will maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.

The Sub-Adviser may also use various techniques, such as buying and selling futures contracts, forward currency contracts, swaps, and exchange traded funds, to increase or decrease the Fund's exposure from cash flows, accrued cash items, and changes from security prices, interest rates, or other factors that affect security values. If the Sub-Adviser's strategies do not work as intended, the Fund may not achieve its objective.

In addition, the Fund will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 25% of the Fund's total assets would be hedged with futures and options under normal conditions;
(b) purchase futures contracts or write put options if, as a result, the Fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of the Fund's total assets under normal conditions; or (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the Fund would exceed 5% of the Fund's total assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.

                                                         PROSPECTUS COMMENT 2(B)

THE SUB-ADVISER. Mellon Capital Management Corporation ("Mellon Capital"), a Delaware corporation and an investment adviser registered with the SEC under the Advisers Act is the Sub-Adviser for the Fund. Mellon Capital's address is 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                         PROSPECTUS COMMENT 3(B)

JACKSON PERSPECTIVE 10 X 10 FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective 10 x 10 Fund ("Fund") is capital appreciation and income.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by initially allocating approximately 50% to the Class A shares of the Jackson Perspective 5 Fund and 50% to the Class A shares of the Jackson Perspective Index 5 Fund (the Perspective 5 Fund and Perspective Index 5 Fund are referred to as the "Underlying Funds" and are also described in this Prospectus). The Underlying Funds invest in various indices and strategies according to fixed percentage allocation.


You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

The Fund expects to reallocate its assets to the allocation weights specified above for each Underlying Fund every 13 months. Between rebalance dates, when cash inflows and outflows require, the Fund purchases and sells shares of the two Underlying Funds according to the approximate current percentage relationship among the Underlying Funds.

To effectively manage cash inflows and outflows, the Underlying Funds may maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.

The Underlying Funds are rebalanced every 13 months and therefore may incur significant short-term and long-term capital gains and losses that may have tax consequences. Additionally, the Jackson Perspective Index 5 Fund is subject to changes in the constituency of the underlying indices, which may also result in significant short-term and long-term capital gains and losses that may have tax consequences.

                                                        PROSPECTUS COMMENT 3(C)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:


     o UNDERLYING FUNDS RISK. Because the Fund invests a significant portion of its assets in Underlying Funds, the risks associated with investing in the Fund are closely related to the risks associated with the securities and other investments held by the Underlying Funds. The ability of the Fund to achieve its investment objective will depend in part upon the ability of the Underlying Funds to achieve their investment objectives. There can be no assurance that the investment objective of any Underlying Fund will be achieved. As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees.

                                                        PROSPECTUS COMMENT 3(D)

EXPENSE EXAMPLE. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows the expenses you would pay on a $10,000 investment, assuming
(1) a 5% annual return each year, (2) all dividends and distributions are reinvested and (3) the Fund operating expenses remain the same (1). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

--------------------------------------------------------------- ----------------- -----------------

EXPENSE EXAMPLE (IF YOU SELL YOUR SHARES AT THE END OF EACH
PERIOD) CLASS A CLASS C

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

1 Year                                                                $690              $298

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

3 Years                                                             $1,387            $1,021

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

5 Years                                                             $2,105            $1,861

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

10 Years                                                            $3,996            $4,039

--------------------------------------------------------------- ----------------- -----------------

--------------------------------------------------------------- ----------------- -----------------

EXPENSE EXAMPLE (IF YOU DO NOT SELL YOUR SHARES AT THE END OF
EACH PERIOD)                                                        CLASS A           CLASS C

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

1 Year                                                                $690              $198

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

3 Years                                                             $1,387            $1,021

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

5 Years                                                             $2,105            $1,861

--------------------------------------------------------------- ----------------- -----------------
--------------------------------------------------------------- ----------------- -----------------

10 Years                                                            $3,996            $4,039

--------------------------------------------------------------- ----------------- -----------------


(1) The above Expense Examples reflect the contractual waiver/reimbursement effective through October 31, 2008.

                                                PROSPECTUS COMMENTS 4(A) AND (B)
JACKSON PERSPECTIVE OPTIMIZED 5 FUND


INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Optimized 5 Fund ("Fund") is capital appreciation.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in the common stocks of all capitalization companies that are identified by a model based on five separate specialized strategies:

     o    25% in the NASDAQ(R) 25 Strategy, a total return strategy;

     o 25% in the Value Line(R) 30 Strategy, a capital appreciation, strategy;

     o    24% in the European 20 Strategy, a dividend yielding strategy;

     o    14% in the Global 15 Strategy, a dividend yielding strategy; and

     o    12% in the 25 Strategy, a dividend yielding strategy.

While each of these specialized strategies seeks to provide an above average total return or capital appreciation, each specialized strategy follows a different principal investment strategy. The initial allocation is intended to optimize each strategy.


The securities for each strategy are selected only once every 13 months on each Stock Selection Date. The initial Stock Selection Date was on January 1, 2007. Thereafter, the Stock Selection Date will be on or about 13 months after the prior Stock Selection Date. The Sub-Adviser generally uses a buy and hold strategy, trading within 5 business days of the Stock Selection Date and when cash flow activity occurs. The Sub-Adviser may also trade for mergers if the original stock is not that of the surviving company and for dividend reinvestment. The Fund expects to invest in the securities determined by each of the strategies following the above specified percentage allocation.


The Fund is rebalanced every 13 months and reconstituted and therefore may incur significant short-term and long-term capital gains and losses that may have tax consequences.

You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

Between Stock Selection Dates, when cash inflows and outflows require, the Sub-Adviser makes new purchases and sales of common stocks of the five specialized strategies in approximately the same proportion that such stocks are then held in the JNL Optimized 5 Fund.

To effectively manage cash inflows and outflows, the Fund may maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.

The securities which comprise the above strategies are selected as follows:

                                                       PROSPECTUS COMMENTS 4(C)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o INVESTMENT STRATEGY RISK. Certain strategies involve selecting common stocks that have high Dividend Yields relative to others common stocks comprising an index. The Dividend Yields of such stocks may be high relative to such other stocks because the share price of the stock has declined relative to such other stocks. The stocks selected may be out of favor with investors because the issuer is experiencing financial difficulty, has had or forecasts weak earnings performance, has been subject to negative publicity, or has experienced other unfavorable developments relating to its business. There can be no assurance that the negative factors that have caused the issuer's stock price to have declined relative to other stocks will not cause further decreases in the issuer's stock price, or that the dividend paid on the stock will be maintained.

          Certain strategies involve selecting common stocks of issuers that have experienced certain rates of growth in sales and stocks that have experienced recent price appreciation. There can be no assurance that the issuers whose stocks are selected will continue to experience growth in sales, or that the issuer's operations will result in positive earnings even if sales continue to grow. There further can be no assurance that the prices of such issuers' stocks will not decline.

          Value Line's Timeliness rankings reflect Value Line's views as to the prospective price performance of the #1 ranked stocks relative to other stocks ranked by Value Line. There is no assurance that the #1 ranked stocks will actually perform better that other stocks and, as a result, the Fund may underperform other similar investments.

     o LICENSE TERMINATION RISK. Certain strategies the Fund invests in may rely on licenses from third parties to the Fund that permit the use of the intellectual property of such parties in connection with the investment strategies of the Fund. Such licenses may be terminated by the licensors, and as a result the Fund may lose its ability to receive data from the third party as it relates to the licensed investment strategy. Accordingly, in the event a license is terminated, the Fund may have to change the investment strategy.

     o LIQUIDITY RISK. Liquidity risk exists when particular investments are difficult to purchase or sell. A Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

     o TRADING COST AND REBALANCE RISK. Due to the investment strategy of the Fund, the Fund's portfolio may be repositioned or rebalanced around the Stock Selection Date. The Fund's rebalance of its portfolio may lead to higher transaction costs because the Fund could be trading large volumes in a particular security during a short trading period. As part of the rebalance process, the Fund may incur significant trading costs and commissions, which could negatively affect performance.

     o    NON-DIVERSIFICATION  RISK. The Fund is  "non-diversified" as such term is defined in the 1940 Act, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

                                                       PROSPECTUS COMMENTS 4(D)

THE SUB-ADVISER. Mellon Capital Management Corporation ("Mellon Capital"), a Delaware corporation and an investment adviser registered with the SEC under the Advisers Act is the Sub-Adviser for the Fund. Mellon Capital's address is 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                PROSPECTUS COMMENTS 5(B) AND (C)

JACKSON PERSPECTIVE VIP FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective VIP Fund ("Fund") is total return.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies:

     o    The DowSM Core 5 Strategy;

     o    The European 20 Strategy;

     o    The NASDAQ(R) 25 Strategy;

     o    The S&P 24 Strategy;

     o    The Select Small-Cap Strategy; and

     o    The Value Line(R) 30 Strategy.

While each of these specialized strategies seeks to provide an above average total return or capital appreciation, each specialized strategy follows a different principal investment strategy.

The initial Stock Selection Date will be on or about January 1, 2008. The next Stock Selection Date is expected to be on or about March 1, 2009. Thereafter, the Stock Selection Date will be on or about 13 months after the prior Stock Selection Date. The securities for each strategy are selected only once every 13 months on each Stock Selection Date. The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, only when cash flow activity occurs and for dividend reinvestment. The Sub-Adviser may also trade for mergers if the original stock is not the surviving company. On each Stock Selection Date, the Fund expects to invest in the securities determined by each strategy with an approximately equal amount invested in each strategy.


The Fund is rebalanced and reconstituted every 13 months, and therefore, may incur significant short-term and long-term capital gains and losses that may have tax consequences.


You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

Between Stock Selection Dates, when cash inflows and outflows require, the Sub-Adviser makes new purchases and sales of common stocks of the six specialized strategies in approximately the same proportion that such stocks are then held in the Fund (determined based on market value).


To effectively manage cash inflows and outflows, the Funds will maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.


The securities, which comprise the above strategies, are selected as follows:

                                                        PROSPECTUS COMMENTS 5(D)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

     o SMALL CAP INVESTING RISK. Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. Certain of the companies in which the Fund may invest are small capitalization company stocks. Such companies are likely to have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Accordingly, an investment in the Fund may not be appropriate for all investors.

     o TRADING COST AND REBALANCE RISK. Due to the investment strategy of the Fund, the Fund's portfolio may be repositioned or rebalanced around the Stock Selection Date. The Fund's rebalance of its portfolio may lead to higher transaction costs because the Fund could be trading large volumes in a particular security during a short trading period. As part of the rebalance process, the Fund may incur significant trading costs and commissions, which could negatively affect performance.

     o LICENSE TERMINATION RISK. Certain strategies the Fund invests in may rely on licenses from third parties to the Fund that permit the use of the intellectual property of such parties in connection with the investment strategies of the Fund. Such licenses may be terminated by the licensors, and as a result the Fund may lose its ability to receive data from the third party as it relates to the licensed investment strategy. Accordingly, in the event a license is terminated, the Fund may have to change the investment strategy.

                                                PROSPECTUS COMMENTS 5(E) AND (F)

THE SUB-ADVISER. The Sub-Adviser to the Jackson Perspective VIP Fund is Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a Delaware corporation and an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Mellon Capital is a wholly owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.


A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                PROSPECTUS COMMENTS 6(A) AND (B)

JACKSON PERSPECTIVE S&P 4 FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective S&P 4 Fund ("Fund") is capital appreciation.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing approximately equal amounts in the common stock of all capitalization companies included in the S&P 500 selected through a blend of four distinct strategies. The Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in companies included in the S&P 500.


Each strategy is run independently and results in the recommendation of 30 companies per strategy. However, the blended portfolio will not necessarily contain 120 stocks due to the potential for stock overlap. The Fund seeks to achieve its objective by making allocations of its assets to the following four strategies as determined by Standard & Poor's Investment Advisory Services LLC ("SPIAS") on the Stock Selection Date:

     o    25% in the S&P Competitive Advantage Strategy*; and

     o    25% in the S&P Dividend Income & Growth Strategy*; and

     o    25% in the S&P Intrinsic Value Strategy*; and

     o    25% in the S&P Total Yield Strategy*.

* Each of these strategies is described below.

The initial Stock Selection Date will be on or about December 1, 2007. The next Stock Selection Date is expected to be on or about March 1, 2009. Thereafter, the Stock Selection Date will be on or about 13 months after the previous Stock Selection Date. The securities for each strategy are selected only on each Stock Selection Date. SPIAS generally uses a buy and hold strategy, recommending trades only around each Stock Selection Date, when cash flow activity occurs, and for dividend reinvestment. SPIAS may also recommend trades for mergers if the original stock is not the surviving company.

The Fund is balanced and reconstituted every 13 months, and therefore, may incur significant short-term and long-term capital gains and losses that may have tax consequences.

You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

Between Stock Selection Dates, when cash inflows and outflows require, Mellon Capital Management Corporation ("Mellon Capital") makes new purchases and sales of common stocks of the four specialized strategies in approximately the same proportion that such stocks are then held in the Fund determined based on market value.

To effectively manage cash inflows and outflows, the Fund may maintain a cash position primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Funds may also invest to some degree in cash, cash equivalents, and other money market instruments.

The securities which comprise the above strategies are selected as follows:

THE S&P COMPETITIVE ADVANTAGE STRATEGY:


     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of SPIAS, profitable, predominantly higher-quality, and which tends to be the larger capitalization companies of the S&P 500. In selecting the companies, SPIAS looks for companies, determined by the criteria below, which are in the top decile by return on invested capital with the lowest market-to-book multiples.


     The 30 companies, which must all be included in the S&P 500, are selected each Stock Selection Date and are chosen as follows:

     o First, from the companies included in the S&P 500 Index, SPIAS excludes stocks with a S&P Quality Rank of B- or lower; and then,

     o Of the remaining, SPIAS selects the top 50 stocks as ranked by return on invested capital; and then,

     o    SPIAS selects the 30 stocks with the lowest price to book multiple.

                                                         PROSPECTUS COMMENT 6(C)

THE S&P INTRINSIC VALUE STRATEGY:


     The strategy seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of SPIAS, companies with positive free cash flows and low external financing needs.


     The 30 companies, which must all be included in the S&P 500, are selected each Stock Selection Date and are chosen as follows:

     o First, from the companies included in the S&P 500 Index, excluding financial companies, SPIAS selects stocks with a S&P Quality Rank of B or better and a S&P Credit Rating of BB- or better; and then

     o SPIAS selects only those stocks with a positive value of free cash flow; and then

     o SPIAS selects only those stocks with a decreasing amount of shares outstanding; and then

     o SPIAS selects the top 30 stocks as measured by highest free cash flow yield.

                                                 PROSPECTUS COMMENT 6(D) AND (E)

THE SUB-ADVISER. The Fund engages co-Sub-Advisers. SPIAS serves as the Sub-Adviser responsible for the selection and allocation of investments. Mellon Capital serves as the Sub-Adviser responsible for trading services for the Fund.

SPIAS is located at 55 Water Street, New York, New York 10041. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.


Massimo Santicchia holds the primary responsibility for the development of the stock recommendations for the Fund. Massimo Santicchia has been a Director with SPIAS since April 2005 with responsibility for the design, construction and management of quantitatively oriented portfolio strategies. Mr. Santicchia joined Standard & Poor's in 2000 as a Portfolio Analyst and Strategist with Portfolio Advisors. In 2001 he then joined the Equity Research team where he covered mid and small cap stocks. During his tenure in Equity Research, he was promoted to Senior Investment Officer. Mr. Santicchia has been portfolio officer since the inception of the Fund.


Mellon Capital is located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly owned indirect subsidiary of The Bank of New York Mellon Corp., a publicly traded financial and bank holding company.

Mellon Capital is responsible for managing the investment of portfolio assets according to the allocations developed by SPIAS. Mellon Capital directs portfolio transactions, as required, to closely replicate the allocation instructions prepared by SPIAS. The individual members of the team who are primarily responsible for monitoring and reviewing portfolio allocations, and executing of SPIAS portfolio allocations are:


Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco and has been with Mellon Capital for 7 years.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Mellon Capital employs a team approach to managing the Fund's portfolio. The members of the portfolio management team are jointly and primarily responsible for the day-to-day management of the Fund. The management team for the fund includes Karen Wong, CFA and Richard Brown, CFA, (the "Management Team"). The Management Team plays equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the Management Team members' roles.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreements are available in the Fund's Annual Report dated October 31, 2007.

                                                         PROSPECTUS COMMENT 7(A)

JACKSON PERSPECTIVE MONEY MARKET FUND

FEES AND EXPENSES. The table below shows certain fees and expenses you may pay if you buy and hold shares of the Perspective Money Market Fund.

           SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)

SALES CHARGE

---------------------------------------------------------------------------------------- ---------------

---------------------------------------------------------------------------------------- ---------------
---------------------------------------------------------------------------------------- ---------------
Maximum Front-End Sales Charge (as a percentage of offering price)                       None
---------------------------------------------------------------------------------------- ---------------
---------------------------------------------------------------------------------------- ---------------
Maximum Contingent Deferred Sales Charge (as a percentage of purchase price or           None*
redemption price, whichever is less)
---------------------------------------------------------------------------------------- ---------------

------------------------------------------------------------ ---------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES                          CLASS A
THAT ARE DEDUCTED FROM FUND ASSETS)
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Management Fee/Administrative Fee                                    0.50%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Rule 12b-1 Fee                                                       0.25%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Other Expenses                                                       0.91%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Total Annual Fund Operating Expenses (1)                             1.66%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Fee Waiver and/or Expense Reimbursement (1)                          0.81%
------------------------------------------------------------ ---------------------
------------------------------------------------------------ ---------------------
Net Expenses (1)                                                     0.85%
------------------------------------------------------------ ---------------------


* If you exchange your shares of another fund of the JNL Investors Series Trust for shares in the Jackson Perspective Money Market Fund, the CDSC will stop aging until the shares are exchanged into another Fund. If you redeem the shares, a CDSC would be charged as follows:


    --------------------------------------------- ----------- -----------

    COMPLETED YEARS SINCE PURCHASE OF SHARES          0           1+

    --------------------------------------------- ----------- -----------
    --------------------------------------------- ----------- -----------

    Applicable Charge                                 1%          0%
    (% OF LESSER OF THE VALUE AND THE ORIGINAL
    COST OF SHARES REDEEMED)

    --------------------------------------------- ----------- -----------

(1) JNAM has contractually agreed to waive fees and reimburse expenses of the Perspective Money Market Fund through October 31, 2008 to limit Net Operating Expenses (excluding brokerage expense, interest, taxes, and extraordinary expenses) to 0.85%. There can be no assurance that JNAM will continue to waive fees and reimburse expenses after October 31, 2008. The Fund has agreed to repay the Adviser for amounts that were waived or reimbursed by the Adviser pursuant to the Expense Limitation Agreement for a period of up to three years after such waiver or reimbursement was made to the extent that such payment does not cause the total fund operating expenses for a class of shares of the Fund to exceed the above limits and the repayment is made within three years after the year in which the Adviser incurred the expense.

                                                        PROSPECTUS COMMENT 8(A)

JNL MONEY MARKET FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL Money Market Fund is to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.

PRINCIPAL INVESTMENT STRATEGIES. The JNL Money Market Fund invests in high-quality, U.S. dollar-denominated money market instruments that mature in 397 days or fewer. The JNL Money Market Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including:

     o Obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments;

     o Obligations, such as time deposits, certificates of deposit and bankers acceptances, issued by U.S. and foreign banks and other lending institutions;

     o Commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities);

     o Obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and

     o Repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the JNL Money Market Fund does not apply to the market value of such security or to shares of the JNL Money Market Fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

You should check with your investment professional and tax professional regarding the potential impact to your overall financial plan and tax situation.

The Sub-Adviser's investment approach combines top-down analysis with fundamental bottom-up security selection. The Sub-Adviser considers factors such as the anticipated level of interest rates and the maturity of individual securities to determine the JNL Money Market Fund's overall weighted average maturity. The overall weighted average maturity of the JNL Money Market Fund's investments is 90 days or fewer.

The Sub-Adviser manages the JNL Money Market Fund to meet the requirements of Rule 2a-7 under the 1940 Act, including those as to quality, diversification and maturity. The JNL Money Market Fund may invest more than 25% of its assets in the U.S. banking industry.


This Fund is not available to the public.

                                                 PROSPECTUS COMMENT 9(A) AND (B)

JACKSON PERSPECTIVE CORE EQUITY FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Core Equity Fund ("Fund") is long-term capital growth.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the S&P 500 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the S&P 500 Index is currently between $1.336 billion and $510.201 billion. Equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants.


In managing the Fund, the Sub-Adviser generally employs a "core value" strategy whereby, under normal market conditions, approximately 60% of the account is managed with an active bottom-up "value" style and the balance of the portfolio is generally managed in a benchmark-aware "completion" style. In connection with the value component, the Sub-Adviser typically selects companies whose stocks are underpriced relative to other stocks, determined by price/earnings ratios, cash flows or other measures. The Sub-Adviser relies on stock selection to achieve its results, rather than trying to time market fluctuations. In selecting stocks, the Sub-Adviser establishes valuation parameters by using relative ratios or target prices to evaluate companies on several levels. The completion component consists of approximately 45-55 stocks and both quantitative and qualitative methods are used to facilitate both the benchmark aware style and the active overlay. The Sub-Adviser employs a risk modeling system in managing the benchmark aware and quantitative element of the portfolio, and analyzes the stocks in the portfolio and weights them relative to the weightings of the benchmark based on their valuations and fundamentals.

The Fund may also invest in preferred stocks and securities convertible into common stock. The Fund will only purchase convertible securities that, at the time of purchase, are investment grade or, if unrated, are determined by the Sub-Adviser to be of comparable quality.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.


     o MID-CAPITALIZATION INVESTING RISK. The prices of securities of mid-capitalization companies tend to fluctuate more widely than those of larger, more established companies. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.


     o VALUE INVESTING RISK. With a value approach, there is also the risk that stocks may remain undervalued during a given period, or that a stock judged to be undervalued may in fact be appropriately priced. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because the manager failed to anticipate which stocks or industries would benefit from changing market or economic conditions. A value stock may not increase in price as anticipated by the manager if other investors fail to recognize the company's value or the factors that the manager believes will increase the price of the security do not occur.

                                                       PROSPECTUS COMMENT 9(C)

THE SUB-ADVISER. The Sub-Adviser to the Jackson Perspective Core Equity Fund is PPM America, Inc. ("PPM"), located at 225 West Wacker Drive, Chicago, Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, currently manages over $72 billion in assets, including those of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom. Prudential plc is not affiliated with Prudential Financial Inc.


PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. All decisions are made by no less than three of the four investment professionals. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $ 4 billion in large cap value assets for various institutional clients based in the U.S. and abroad. Mr. Brody, as head of the team, has the ultimate decision making responsibility for the decisions, but the process reflects the recommendations of the team.

Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-eight years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. Mr. Brody has been a portfolio manager since the inception of the Fund.

Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-three years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. Mr. Yee has been a portfolio manager since the inception of the Fund.

Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-two years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. Mr. Zick has been a portfolio manager since the inception of the Fund.

Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting
(MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. Mr. Moran has been a portfolio manager since the inception of the Fund.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Annual Report dated October 31, 2007.

                                                        PROSPECTUS COMMENT 10(A)

JACKSON PERSPECTIVE LARGE CAP VALUE FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Large Cap Value Fund ("Fund") is long-term growth of capital.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the S&P 500 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the S&P 500 Value Index is currently between $1.336 billion and $510.201 billion. Equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants.


The Sub-Adviser typically selects companies whose stocks are underpriced relative to other stocks, determined by price/earnings ratios, cash flows or other measures. The Sub-Adviser relies on stock selection to achieve its results, rather than trying to time market fluctuations. In selecting stocks, the Sub-Adviser establishes valuation parameters by using relative ratios or target prices to evaluate companies on several levels.

The Fund may also invest in preferred stocks and securities convertible into common stock. The Fund will only purchase convertible securities that, at the time of purchase, are investment grade or, if unrated, are determined by the Sub-Adviser to be of comparable quality.

                                                        PROSPECTUS COMMENT 10(C)

THE SUB-ADVISER. The Sub-Adviser to the Jackson Perspective Large Cap Value Fund is PPM America, Inc. ("PPM"), located at 225 West Wacker Drive, Chicago,
Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, currently manages over $68 billion in assets, including those of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. All decisions are made by no less than three of the four investment professionals. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $4 billion in large cap value assets for various institutional clients based in the U.S. and abroad. Mr. Brody, as head of the team, has the ultimate decision making responsibility for the decisions, but the process reflects the RECOMMENDATIONS OF THE TEAM. Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-seven years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. Mr. Brody has been a portfolio manager since the inception of the Fund.

Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-two years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. Mr. Yee has been a portfolio manager since the inception of the Fund.

Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-one years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. Mr. Zick has been a portfolio manager since the inception of the Fund.

Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting
(MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. Mr. Moran has been a portfolio manager since the inception of the Fund.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Annual Report dated October 31, 2007.

                                                       PROSPECTUS COMMENT 11(A)

JACKSON PERSPECTIVE MID CAP VALUE FUND

THE SUB-ADVISER. The Sub-Adviser to the Jackson Perspective Mid Cap Value Fund is PPM America, Inc. ("PPM"), located at 225 West Wacker Drive, Chicago,
Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, currently manages over $68 billion in assets, including those of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly-traded company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. All decisions are made by no less than three of the four investment professionals. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets for various institutional clients based in the U.S. and abroad. Mr. Brody, as head of the team, has the ultimate decision making responsibility for the decisions, but the process reflects the recommendations of the team.

Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-seven years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. Mr. Brody has been the portfolio manager since the inception of the Fund.

Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-two years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. Mr. Yee has been the portfolio manager since the inception of the Fund.

Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-one years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. Mr. Zick has been the portfolio manager since the inception of the Fund.

Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting
(MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. Mr. Moran has been the portfolio manager since the inception of the Fund.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Annual Report dated October 31, 2007.

                                                        PROSPECTUS COMMENT 12(A)

JACKSON PERSPECTIVE SMALL CAP VALUE FUND


INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Small Cap Value Fund ("Fund") is long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the S&P Small Cap 600 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the S&P Small Cap 600 Index is currently between $0.082 billion and $6.180 billion. Equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants.


The Sub-Adviser typically selects companies whose stocks are under priced relative to other stocks, determined by price/earnings ratios, cash flows or other measures. The Sub-Adviser generally relies on stock selection to achieve its results, rather than trying to time market fluctuations. In selecting stocks, the Sub-Adviser establishes valuation parameters by using relative ratios or target prices to evaluate companies on several levels.

The Fund may also invest in preferred stocks and securities convertible into common stock. The Fund will only purchase convertible securities that, at the time of purchase, are investment grade or, if unrated, are determined by the Sub-Adviser to be of comparable quality.

                                                       PROSPECTUS COMMENT 12(B)

THE SUB-ADVISER. The Sub-Adviser to the Jackson Perspective Small Cap Value Fund is PPM America, Inc. ("PPM"), located at 225 West Wacker Drive, Chicago,
Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, currently manages over $68 billion in assets, including those of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly-traded company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. All decisions are made by no less than three of the four investment professionals. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM's Public Equity Group supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. The Public Equity Group, led since its inception in 1992 by Richard Brody, Executive Vice President and Head of Equity Management, currently manages approximately $8.3 billion in assets, including approximately $ 200 million in small cap value assets for various institutional clients based in the U.S. and abroad. Mr. Brody, as head of the team, has the ultimate decision making responsibility for the decisions, but the process reflects the recommendations of the team.

Richard S. Brody, CFA, is an Executive Vice President and Head of Equity Management of PPM. Mr. Brody has over twenty-seven years of investment industry experience. Prior to joining PPM in 1992, Mr. Brody was a senior member of the investment team at the Chicago Group of Morgan Stanley Asset Management. Previously, he spent seven years at Hewitt Associates. Mr. Brody has also worked at the First National Bank of Chicago in their trust investment unit. Mr. Brody received a BA in Economics from UCLA and an MBA in Finance from The Wharton School at the University of Pennsylvania. He completed the Chartered Financial Analyst program in 1982. Mr. Brody has been the portfolio manager since the inception of the Fund.

Samuel A. Yee, CFA, acts as Senior Managing Director and Portfolio Manager of PPM's Equity products. Mr. Yee has over twenty-two years of experience in investment research. Prior to joining PPM in 1992, Mr. Yee served as Vice President, Senior Investment Analyst with the First National Bank of Chicago's trust investment unit. He has also worked with E.I. DuPont de Nemours and Co. Pension Fund and Allstate Insurance Company as a senior investment analyst. Before entering the investment industry, Mr. Yee spent seven years as an Industrial Engineer. He received a BS in General Engineering from the University of Illinois and an MBA in Finance from DePaul University. He completed the Chartered Financial Analyst program in 1988. Mr. Yee has been the portfolio manager since the inception of the Fund.

Alford E. Zick is a Senior Managing Director and Portfolio Manager of PPM's Equity Group. Mr. Zick has over thirty-one years of investment management experience. Prior to joining PPM in 1999, Mr. Zick was a Principal and Co-Portfolio Manager of Morgan Stanley Asset Management's large cap value product. Previously, he was the Director of Investment Relations at Chicago Pacific Corporation and before that, Mr. Zick was the Director of Pension and Benefit Assets at Staley Continental, Inc. He holds a BS in Accounting from the University of Illinois. Mr. Zick has been the portfolio manager since the inception of the Fund.

Jeffrey J. Moran, CFA, CPA, is a Managing Director and Portfolio Manager within PPM's Equity Group. Prior to joining PPM in 2004, Mr. Moran spent four years as a Senior Research Officer at John Hancock Funds and before that he was a Senior Investment Analyst at Federated Investors. Mr. Moran received a BS in Accounting from the University of North Carolina at Charlotte and a Master of Accounting
(MAC) from the University of North Carolina at Chapel Hill. He earned his MBA from Cornell University in 1997. Mr. Moran is a Certified Public Accountant. He completed the Chartered Financial Analyst program in 2001. Mr. Moran has been the portfolio manager since the inception of the Fund.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Annual Report dated October 31, 2007.

                                                        PROSPECTUS COMMENT 13(A)

JACKSON PERSPECTIVE ASIAN BOND FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Asian Bond Fund ("Fund") is to maximize total returns.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of fixed income or debt securities issued by Asian Pacific ex- Japan entities or their Asian subsidiaries, where (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia Pacific ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan; Vietnam; Australia; and New Zealand. The Fund's portfolio primarily consists of securities denominated in US dollars and the various Asian currencies and aims to maximize total returns through investing in bonds and other fixed income or debt securities that are rated highly rated, not as highly rated as well as unrated.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

                                               PROSPECTUS COMMENTS 13(B) AND (C)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:


     o INDUSTRY CONCENTRATION RISK. At times the Fund will increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

     o ASIAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asian countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within Asia and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     o LIQUIDITY RISK. Liquidity risk exists when particular investments are difficult to purchase or sell. A Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

     o    LEVERAGING  RISK.  Certain  transactions  may  give  rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. The use of derivatives may also create leveraging risk. To mitigate leveraging risk, the Fund will segregate or "earmark" liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause the Fund to liquidate portfolio positions to satisfy its obligations or to meet segregation requirements when it may not be advantageous to do so. Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.

     o    NON-DIVERSIFICATION  RISK. The Fund is  "non-diversified" as such term is defined in the 1940 Act, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

     o MANAGEMENT RISK. The Fund is subject to management risk because it is an actively managed investment portfolio. The Sub-Adviser and the portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

     o INTEREST RATE RISK. The risk that when interest rates increase, fixed income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate. Inflation-indexed securities, including TIPS, decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than normal interest rates, inflation-indexed securities may experience greater losses than other fixed income securities with similar durations.

                                                       PROSPECTUS COMMENT 13(D)

THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective Asian Bond Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


Ooi Boon Peng, CIO, Fixed Income of PAM Singapore, has 20 years of experience in investment and foreign reserves management. He is currently responsible for the Asian Fixed Income Team. Boon Peng was previously the CIO & Executive Director, Alternative Investment, at UOB Asset Management where he was responsible for the business and investment management of US$7.5 billon of CDO assets under management. Before joining UOB AM, Mr. Ooi was the Head of Fixed Income at Fullerton Fund Management Company (a member of Temasek Holdings) from July 2003 to September 2005. There, he oversaw the management of Temasek Holding's fixed income investments in developed and emerging bond markets. Mr. Ooi had spent over 15 years of his career with the Monetary Authority of Singapore (MAS) where he worked in various areas of the Reserves Management Department, including seven years managing funds out of the MAS New York Office. Boon Peng has been a portfolio manager of the Fund since the Fund's inception.

Low Guan Yi, Associate Director, Fixed Income of PAM Singapore, has 7 years of investment experience in Asian fixed income. She is currently responsible for the pan-Asian local currency bond portfolios and the Singapore and Philippines country funds. Boon Peng has overriding power on the investment decisions made by Guan Yi. Prior to joining, she helped to launch and manage an Asian local currency fund at Bank Pictet et Cie Asia Ltd. Before that, she was managing Asian local currency and credit portfolios at Fullerton Fund Management Company (a member of Temasek Holdings), and at Standard Chartered Bank Singapore. Guan Yi holds a Bachelor of Business from Nanyang Technological University, Singapore and is a Chartered Financial Analyst (2001). Guan Yi has been a portfolio manager of the Fund since the Fund's inception.


The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                        PROSPECTUS COMMENT 14(B)

JACKSON PERSPECTIVE ASIA EX-JAPAN FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Asia ex-Japan Fund ("Fund") is long-term total return.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective of long-term total return by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region where the (i) securities of issuers organized under the laws of the country or of a country within the geographic region or maintains their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; Philippines; Thailand; Malaysia; Singapore; Indonesia; People's Republic of China; India; Pakistan and Vietnam.. The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

                                                      PROSPECTUS COMMENT 14(C)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

          Because the Fund may invest in convertible fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

     o EMERGING MARKETS RISK. The Fund may invest a portion of its assets in securities of issuers in emerging countries, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.


     o ASIA EX-JAPAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia ex-Japan countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     o LIQUIDITY RISK. Liquidity risk exists when particular investments are difficult to purchase or sell. A Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

                                                       PROSPECTUS COMMENT 14(D)

THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective Asia ex-Japan Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


Kannan Venkataramani is a Regional Portfolio Manager at PAM Singapore and manages a wide range of regional products for retail and institutional clients. Kannan joined PAM Singapore in February 2007. Kannan joined the Hong Kong affiliate of PAM Singapore in 2002, where he covered India, Indonesia, the Philippines and Taiwan and also managed several country-focused and regional portfolios. Prior to joining the Hong Kong affiliate of PAM Singapore, Kannan was a Portfolio Manager at the Group's asset management joint venture in India, focusing on the Indian equities market. Kannan has over 12 years of investment experience. Kannan has a MBA (post graduate Diploma in Management) from the prestigious Indian Institute of Management, Ahmedabad, India and a degree in Electronic and Communication Engineering from Anna University India. He is also a Chartered Financial Analyst (CFA) Charterholder. Kannan has been the portfolio manager since the Fund's inception.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                       PROSPECTUS COMMENT 15(A)

JACKSON PERSPECTIVE ASIAN INFRASTRUCTURE FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Asian Infrastructure Fund ("Fund") is to maximize long-term capital appreciation.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in equity and equity-related securities (such as depositary receipts, convertible bonds, and warrants) of corporations deriving substantial revenue from, or whose subsidiaries, related or associated corporations are engaged in, infrastructure or related business and are incorporated in, or listed in, or operating principally from the Asia ex-Japan region where the (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. The Asia ex-Japan region includes, but is not limited to, the following countries: Korea; Taiwan; Hong Kong; the Philippines; Thailand; Malaysia; Singapore; Indonesia; the People's Republic of China; India; Pakistan; and Vietnam. The Fund may also invest in depositary receipts including American Depositary Receipts (ADRs) and Global
Depositary Receipts (GDRs), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

                                                        PROSPECTUS COMMENT 15(B)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

     o FOREIGN INVESTING RISK. Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.


     o ASIA EX-JAPAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia ex-Japan countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     o CURRENCY RISK. The value of the Fund's shares may change as a result of changes in exchange rates reducing the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

                                                       PROSPECTUS COMMENT 15(C)

THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective Asian Infrastructure Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


Kannan Venkataramani is a Regional Portfolio Manager at PAM Singapore and manages a wide range of regional products for retail and institutional clients. Kannan joined PAM Singapore in February 2007. Kannan joined the Hong Kong affiliate of PAM Singapore in 2002, where he covered India, Indonesia, the Philippines and Taiwan and also managed several country-focused and regional portfolios. Prior to joining the Hong Kong affiliate of PAM Singapore, Kannan was a Portfolio Manager at the Group's asset management joint venture in India, focusing on the Indian equities market. Kannan has over 12 years of investment experience. Kannan has a MBA (post graduate Diploma in Management) from the prestigious Indian Institute of Management, Ahmedabad, India and a degree in Electronic and Communication Engineering from Anna University India. He is also a Chartered Financial Analyst (CFA) Charterholder. Kannan has been the portfolio manager since the inception of the Fund.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                        PROSPECTUS COMMENT 16(A)

JACKSON PERSPECTIVE CHINA-INDIA FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective China-India Fund ("Fund") is to maximize long-term total return.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purposes), in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India where the (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region. In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

The investments of the Fund include, but are not limited to, listed securities in the regulated market, which operates regularly and is recognized, depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

                                                        PROSPECTUS COMMENT 16(B)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

          Because the Fund may invest in convertible fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

     o COUNTRY SPECIFIC RISKS. BECAUSE THE FUND WILL PRIMARILY INVEST IN EQUITY AND EQUITY-RELATED SECURITIES IN THE PEOPLE'S REPUBLIC OF CHINA AND INDIA, THE FUND WILL BE EXPOSED TO MARKET, CURRENCY, AND OTHER RISKS RELATED TO SPECIFICALLY TO THE ECONOMIES OF CHINA AND INDIA. BOTH COUNTRIES' MARKETS ARE SUBJECT TO VOLATILITY AND STRUCTURAL RISKS. THERE CAN BE NO GUARANTEE THAT GOVERNMENT REFORMS AND THE MOVE TO CAPITALISM WILL POSITIVELY IMPACT THE ECONOMIES OF EITHER COUNTRY. CHINA AND INDIA ARE DEVELOPING COUNTRIES, AND STABLE ECONOMIC GROWTH MAY BE HAMPERED BY A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED, TO BURDENSOME REGULATORY REQUIREMENTS, INFLATION, POOR ALLOCATION OF RESOURCES AND THE REINVESTMENT OF CAPITAL, GOVERNMENT PRICE CONTROLS AND CAPITAL RESTRICTIONS, AND SOCIAL INSTABILITY. THESE RISKS WILL HAVE A CORRESPONDING AFFECT ON SECURITIES IN WHICH THE FUND INVESTS, AND THE FUND MAY EXPERIENCE VOLATILITY RELATED TO ITS CONCENTRATION IN CHINA AND INDIA.

     o EMERGING MARKETS RISK. The Fund will generally invest a significant portion of its assets in securities of issuers in emerging countries, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

     o LIQUIDITY RISK. Liquidity risk exists when particular investments are difficult to purchase or sell. A Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

     o VALUE INVESTING RISK. The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced. A value stock may not increase in price as anticipated by the manager if other investors fail to recognize the company's value or the factors that the manager believes will increase the price of the security do not occur.

                                                        PROSPECTUS COMMENT 16(C)

THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective China-India Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


DR Rao has been an Investment Director at PAM Singapore since February 2007 and specializes in Indian equities. In June 2005, Mr. Rao joined the Hong Kong affiliate of PAM Singapore as Portfolio Manager. From August 2002 until June 2005, he was at the Abu Dhabi Investment Authority as an Analyst from August 2002 through June 2003 and as a Senior Analyst from June 2003 through June 2005, managing an Indian equities portfolio. He has over 11 years of investment experience. Mr. Rao holds a Post Graduate Diploma in Management (MBA equivalent) from the Indian Institute of Management, Calcutta, India and graduated from Osmania University, Hyderabad, India with a Bachelor of Electrical Engineering degree. He is also a Chartered Financial Analyst (CFA) Charterholder. Mr. Rao has been the portfolio manager since the inception of the Fund.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.


A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                        PROSPECTUS COMMENT 17(B)

JACKSON PERSPECTIVE EMERGING ASIA FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Emerging Asia Fund ("Fund") is to maximize long-term total return.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the emerging Asia ex-Japan region where the (i) securities of issuers are organized under the laws of the country or of a country within the geographic region or maintain their principal place of business in that country or region; or (ii) securities are traded principally in the country or region; or (iii) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.

The emerging Asia ex-Japan region includes but is not limited to the following countries: Philippines, Thailand, Malaysia, Indonesia, People's Republic of China, India, Pakistan, and Vietnam.

The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)) debt securities convertible into common shares, preference shares warrants and initial public offerings.

In choosing stocks, the Fund emphasizes those that are ranked as relatively undervalued according to the Sub-Adviser's research, while underweighting or avoiding those that appear relatively overvalued.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

                                                        PROSPECTUS COMMENT 17(C)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:


     o ASIA EX-JAPAN CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia ex-Japan countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.


     o    NON-DIVERSIFICATION  RISK. The Fund is  "non-diversified" as such term is defined in the 1940 Act, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

     o    LEVERAGING  RISK.  Certain  transactions  may  give  rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. The use of derivatives may also create leveraging risk. To mitigate leveraging risk, the Fund will segregate or "earmark" liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause the Fund to liquidate portfolio positions to satisfy its obligations or to meet segregation requirements when it may not be advantageous to do so. Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.

                                                       PROSPECTUS COMMENT 17(D)

THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective Emerging Asia Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


Kannan Venkataramani is a Regional Portfolio Manager at PAM Singapore and manages a wide range of regional products for retail and institutional clients. Kannan joined PAM Singapore in February 2007. Kannan joined the Hong Kong affiliate of PAM Singapore in 2002, where he covered India, Indonesia, the Philippines and Taiwan and also managed several country-focused and regional portfolios. Prior to joining the Hong Kong affiliate of PAM Singapore, Kannan was a Portfolio Manager at the Group's asset management joint venture in India, focusing on the Indian equities market. Kannan has over 12 years of investment experience. Kannan has a MBA (post graduate Diploma in Management) from the prestigious Indian Institute of Management, Ahmedabad, India and a degree in Electronic and Communication Engineering from Anna University India. He is also a Chartered Financial Analyst (CFA) Charterholder. Kannan has been the portfolio manager since the Fund's inception.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                        PROSPECTUS COMMENT 18(A)

JACKSON PERSPECTIVE JAPAN FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Japan Fund ("Fund") is to maximize long-term total return.


PRINCIPAL INVESTMENT STRATEGIES. The Fund aims to generate positive long-term capital growth through a focused (exposure to be typically about 30 to 50 different equity issuers) portfolio of equities and equity related securities (such as depositary receipts, convertible bonds and warrants) managed without being constrained by a benchmark. Bonds may also be held as either an alternative exposure to a particular corporate issuer (where a bond is more attractive than the company's equity) or for cash management purposes through the use of short-term government securities. The Fund will invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in securities of companies which are incorporated, listed in or have their area of primary activity in Japan.

The Fund may also invest in depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs)), convertible bonds, preference shares, warrants, initial public offerings and fixed income securities issued by Japan entities.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns, or for efficient portfolio management or for hedging purposes. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


The Fund may invest up to 20% of its assets in securities outside of Japan.

                                                       PROSPECTUS COMMENT 18(B)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:


     o COUNTRY SPECIFIC RISK. Because the Fund will primarily invest in equity and equity-related securities in Japan, the Fund will be exposed to market, currency, and other risks related to specifically to the economies of Japan. Japan's markets are subject to volatility and structural risks. These risks will have a corresponding affect on securities in which the Fund invests, and the Fund may experience volatility related to its concentration in Japan.


     o CREDIT & MARKET RISK. Fixed income securities in general are subject to credit risk and market risk. Credit risk is the actual or perceived risk that the issuer of the security will not pay the interest and principal payments when due. The value of a security typically declines if the issuer's credit quality deteriorates. Market risk, also known as interest rate risk, is the risk that interest rates will rise and the value of the securities, including those held by the Fund, will fall. A broad-based market drop may also cause a security's price to fall.

     o CURRENCY RISK. The value of a Fund's shares may change as a result of changes in exchange rates reducing the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

     o VALUE INVESTING RISK. The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced. A value stock may not increase in price as anticipated by the manager if other investors fail to recognize the company's value or the factors that the manager believes will increase the price of the security do not occur.

                                                        PROSPECTUS COMMENT 18(C)

THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective Japan Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


Dean Cashman (Investment Director, Japan Equities) specializes in for Japan equity funds. He joined the Hong Kong Affiliate of PAM Singapore as a fund manager in 2004. Mr. Cashman previously worked for BT Fund Managers (Sydney) as the Head of Japanese equities from 1998 until 2004. He was appointed Head of Japanese Equities for BT Fund Managers (Sydney) in 1996. Mr. Cashman has 18 years' investment experience. He holds a degree in Bachelor of Economics from University of Queensland, Australia. Mr. Cashman has been the portfolio manager since the Fund's inception.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                PROSPECTUS COMMENT 19(A) AND (B)


JACKSON PERSPECTIVE ASIAN PACIFIC REAL ESTATE FUND

INVESTMENT OBJECTIVE. The investment objective of the Jackson Perspective Asian Pacific Real Estate Fund is to maximize income and long-term total return.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) primarily in listed Real Estate Investment Trusts ("REITs") and property related securities of companies (such as property stocks, convertible bonds, property IPOs) which are incorporated, listed in or have their area of primary activity in the Asia Pacific region including Japan, Australia, and New Zealand.

The Fund may also invest in depositary receipts including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs), debt securities convertible into common shares, preference shares, warrants and initial public offerings.

The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns or to try to hedge investment risks. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

                                                PROSPECTUS COMMENT 19(C) AND (D)

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:


     o ASIA PACIFIC CONCENTRATION RISK. Because the Fund's investments are concentrated in Asia Pacific countries, the Fund's performance is expected to be closely tied to social, political and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. Many Asian economies are characterized by over-extension of credit, frequent currency fluctuations, devaluations and restrictions, rising unemployment, rapid fluctuations in inflation, reliance on exports, and less efficient markets. Currency devaluation in one Asian country can have a significant effect on the entire region. The legal systems in many Asian countries are still developing, making it more difficult to obtain and/or enforce judgments. Furthermore, increased political and social unrest in some Asian countries could cause economic and market uncertainty throughout the region. The auditing and reporting standards in some Asian countries may not provide the same degree of shareholder protection or information to investors as those in developed countries. In particular, valuation of assets, depreciation, exchange differences, deferred taxation, contingent liability and consolidation may be treated differently than under the auditing and reporting standards of developed countries.

     o INDUSTRY CONCENTRATION RISK. At times the Fund will increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

                                                        PROSPECTUS COMMENT 19(E)


THE SUB-ADVISER. The Sub-Adviser for the Jackson Perspective Asian Pacific Real Estate Fund is Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712. PAM Singapore is an affiliate of the investment adviser to the Trust and is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Chow Wing Kin, (Investment Director) joined PAM Singapore in 1999 and specializes in Singapore equities. Before joining PAM Singapore, Mr. Chow was an investment analyst at The Insurance Corporation of Singapore from 1996 to 1999. He graduated with a degree in Bachelor in Business from the Nanyang Technological University, Singapore in 1996. He is also a Chartered Financial Analyst (CFA) Charter holder since 1999. Mr. Chow has been the portfolio manager since the Fund's inception.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Trust's Annual Report for the fiscal year ended October 31, 2007.

                                                          PROSPECTUS COMMENT 20

INVESTMENT ADVISER

Under Massachusetts law and the Trust's Declaration of Trust and By-Laws, the management of the business and affairs of the Trust is the responsibility of the Trustees.

Jackson National Asset Management, LLCSM ("JNAM" or the "Adviser"), 1 Corporate Way, Lansing, Michigan 48951, is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management. JNAM currently manages approximately $36 billion in assets. The Adviser is a wholly owned subsidiary of Jackson National Life Insurance Company ("Jackson"), which is in turn wholly owned by Prudential plc, a publicly traded company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is the United States of America.


A discussion regarding the Board of Trustees' basis for approving the advisory agreement is available in the Trust's Annual Report dated October 31, 2007.

                                                          PROSPECTUS COMMENT 21


                                   PROSPECTUS

                                DECEMBER 27, 2007

                           JNL INVESTORS SERIES TRUST

You can find more information about the Trust in:

     o The Trust's STATEMENT OF ADDITIONAL INFORMATION ("SAI") dated December 27, 2007, which contains further information about the Trust and the Fund, particularly their investment practices and restrictions. The current SAI is on file with the Securities and Exchange Commission ("SEC") and is incorporated into the Prospectus by reference (which means the SAI is legally part of the Prospectus).

     o The Trust's ANNUAL AND SEMI-ANNUAL REPORTS to shareholders, which show the Fund's actual investments and include financial statements as of the close of the particular annual or semi-annual period. The Annual Report also discusses the market conditions and investment strategies that significantly affected each Fund's performance during the year covered by the report.

You can obtain a copy of the current SAI or the most recent Annual or Semi-Annual Reports without charge, or make other inquiries, by calling 1-888-276-0061, writing the Jackson Funds, c/o PFPC, Inc., P.O. Box 9691, Providence, RI 02940, or by visiting WWW.JNL.COM or WWW.JNLNY.COM.

For the JNL Money Market Fund, You can obtain a copy of the current SAI or the most recent Annual or Semi-Annual Reports without charge, or make other inquiries, by calling 1-800-392-2909, or writing the JNL Investors Series Trust Service Center, 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606.

The JNL Money Market Fund does not have a website because only an institutional class is currently being offered.


You also can review and copy information about the Trust (including its current SAI and most recent Annual and Semi-Annual Reports) at the SEC's Public Reference Room in Washington, D.C. Reports and other information about the Trust also are available on the EDGAR database on the SEC's Internet site (HTTP://WWW.SEC.GOV), and copies may be obtained, after payment of a duplicating fee, by electronic request (PUBLICINFO@SEC.GOV) or by writing the SEC's Public Reference Section Washington, D.C., 20549-0102. You can find out about the operation of the Public Reference Section and copying charges by calling 1-202-551-8090.



                                                                      811-10041

                                                           SAI COMMENTS 1 AND 2

                 INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS

FUNDAMENTAL POLICIES APPLICABLE TO ALL FUNDS. A Fund is subject to certain fundamental policies and restrictions that may not be changed without shareholder approval. Shareholder approval means approval by the lesser of: (i) more than 50% of the outstanding voting securities of the Trust (or a Fund if a matter affects just the Fund); or (ii) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Trust (or the affected Fund) are present or represented by proxy. Unless otherwise indicated, all restrictions apply at the time of investment.

With respect to the submission of a change in an investment policy to the holders of outstanding voting interests of a particular Fund, such matter shall be deemed to have been effectively acted upon with respect to such Fund if a majority of the outstanding voting interests of such Fund vote for the approval of such matter, notwithstanding that: (i) such matter has not been approved by the holders of a majority of the outstanding voting interests of any other Funds affected by such matter, and (ii) such matter has not been approved by the vote of a majority of the outstanding voting Fund interests.


     (1) The Money Market Funds may not invest more than 25% of the value of its respective assets in any particular industry, except that the Money Market Fund may invest more than 25% in the domestic banking industry, including, where applicable, United States branches of foreign banks. In certain situations, instruments issued by foreign branches of domestic banks, where appropriately backed by a United States domestic bank parent, will be considered instruments of United States domestic banks. It should be noted that United States domestic bank investment instruments are not guaranteed by the Federal Deposit Insurance Company (FDIC), nor any other government agency. We cannot guarantee the value of any United States domestic bank investment instruments.

     (2) A Fund (except the Jackson Perspective Asian Pacific Real Estate Fund) may not invest directly in real estate or interests in real estate; however, a Fund may own debt or equity securities issued by companies engaged in those businesses. The Jackson Perspective Asian Pacific Real Estate Fund may invest directly in real estate or interests in real estate.


     (3)  A Fund may not purchase or sell commodities.

     (4) A Fund may not act as an underwriter of securities issued by others, except to the extent that a Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of portfolio securities of such Fund.

     (5) No Fund may lend any security or make any other loan if, as a result, more than 33 1/3% of a Fund's total assets would be lent to other parties (but this limitation does not apply to purchases of commercial paper, debt securities or repurchase agreements).

                                                           SAI COMMENTS 3 AND 4


     (9) No Fund (except for the Jackson Perspective Asian Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; the Jackson Perspective Japan Fund; the Jackson Perspective Asian Pacific Real Estate Fund; the Jackson Perspective Asian Infrastructure Fund; the Jackson Perspective VIP Fund; and the Jackson Perspective S&P 4 Fund) will invest more than 25% of the value of their respective assets in any particular industry (other than U.S. government securities). The term "industry" is broad and may reasonably be interpreted to be classified differently among the sub-advisers. For example, on its face, the telecommunications industry could be considered one (1) industry, however, the telecommunications industry is actually comprised of several services, such as, cellular, long-distance, paging and messaging, satellite or data, and the Internet. Each of the foregoing services may be considered a separate industry. Industries continue to expand over time, and certain issuers may be considered part of a specific industry at the time of investment, and due to changes in the marketplace or issuer business fundamentals, move to a different industry over the course of the investment time horizon.

          The Jackson Perspective Asian Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; and the Jackson Perspective
          Japan  Fund  will   concentrate  (as  such  term  may  be  defined  or
          interpreted under the 1940 Act) its investments in the securities, including but not limited to the following industries: financial services, banks, and information technology companies

          The  Jackson   Perspective   Asian   Pacific  Real  Estate  Fund  will
          concentrate its investments in the securities of real estate and real estate-related companies.


          The Jackson Perspective Asian Infrastructure Fund will concentrate in industries related to development and construction including the securities of real estate and real estate-related companies and industrial companies.


     (10) Each Fund (except the Jackson Perspective 10 x 10 Fund; the Jackson Perspective Optimized Fund; the Jackson Perspective Asian Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; the Jackson Perspective Japan Fund; the Jackson Perspective Asian Pacific Real Estate Fund; the Jackson Perspective Asian Infrastructure Fund; the Jackson Perspective VIP Fund; and the Jackson Perspective S&P 4 Fund) is a "diversified" company as that term is defined under the 1940 Act.

                                                                   SAI COMMENT 5

MELLON CAPITAL MANAGEMENT CORPORATION

     Mellon Capital Management Corporation ("Mellon Capital"), located at 50 Fremont Street, Suite 3900, San Francisco, California 94105, serves as sub-adviser to Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, and Jackson Perspective VIP Fund. Mellon Capital also serves as co-sub-adviser to the Jackson Perspective VIP Fund. Mellon Capital is a wholly owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

PORTFOLIO MANAGER COMPENSATION STRUCTURE

As of January 2006, Mellon Capital's portfolio managers responsible for passively managed mutual funds are generally eligible for compensation consisting of base salary, bonus, and payments under Mellon Capital's long-term incentive compensation program. All compensation is paid by Mellon Capital and not by the mutual funds. The same methodology described below is used to determine portfolio manager compensation with respect to the management of mutual funds and other accounts.

Mutual fund portfolio managers are also eligible for the standard retirement benefits and health and welfare benefits available to all Mellon Capital employees. Certain portfolio managers may be eligible for additional retirement benefits under several supplemental retirement plans that Mellon Capital provides to restore dollar-for-dollar the benefits of management employees that had been cut back solely as a result of certain limits due to the tax laws. These plans are structured to provide the same retirement benefits as the standard retirement benefits. In addition, mutual fund portfolio managers whose compensation exceeds certain limits may elect to defer a portion of their salary and/or bonus under the Mellon Financial Corporation deferred compensation plan.

A portfolio manager's base salary is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position occurs. The portfolio manager's base salary is not based on investment performance of the Fund(s).

A portfolio manager's bonus is determined by a number of factors. One factor is performance of the mutual fund relative to expectations for how the mutual fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. Additional factors include the overall financial performance of Mellon Capital, the performance of all accounts (relative to expectations) for which the portfolio manager has responsibility, the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.

                                                                  SAI COMMENT 6
PPM AMERICA, INC.

     PPM America, Inc. ("PPM"), which is located at 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606, serves as sub-adviser to the Jackson Perspective Core Equity Fund, Jackson Perspective Large Cap Value Fund, Jackson Perspective Mid Cap Value Fund, and Jackson Perspective Small Cap Value Fund.

PPM, an affiliate of the Adviser, is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

PORTFOLIO MANAGER COMPENSATION STRUCTURE


PPM considers compensation critical to the retention of high quality investment professionals. PPM's policy is to reward professional staff according to competitive industry scales, personal effort and performance. This is accomplished throughout three primary compensation elements: Fixed base salary, subject to annual merit increases , annual bonus, and PPM's long-term incentive program (LTIP). Base salary is evaluated for each professional at least annually based on tenure, performance, and market factors. Annual bonus is calculated for investment professionals based primarily on the results they achieve for their clients, and a small portion is placed in a three-year deferral period that is forfeited if the portfolio manager leaves before the end of the deferral period. The PPM LTIP program is based on the overall performance of the operations of PPM and other U.S. based affiliates. To help in retaining its investment professionals, the PPM LTIP has a four-year cliff vesting. The mix of base, bonus, and LTIP varies by level, with more senior employees having a greater percentage of their pay at risk through annual bonus and LTIP.

                                                                   SAI COMMENT 7

PRUDENTIAL ASSET MANAGEMENT (SINGAPORE) LIMITED

     Prudential Asset Management (Singapore) Limited ("PAM Singapore"), located at 30 Cecil Street, #20 - 21 Prudential Tower, Singapore 049712 serves as sub-adviser to the Jackson Perspective Asia ex-Japan Fund, Jackson Perspective Asian Pacific Real Estate Fund, Jackson Perspective Emerging Asia ex-Japan Fund, Jackson Perspective Japan Fund, Jackson Perspective Asian Bond Fund, Jackson Perspective Asian Infrastructure Fund and the Jackson Perspective China-India Fund. PAM Singapore is an indirect wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

PORTFOLIO MANAGER COMPENSATION STRUCTURE


PAM Singapore offers fixed base salaries for its investment professionals. Bonuses are tied to team-wide fund performance as measured against the Funds' benchmarks to ensure that each individual's interests are aligned with those of both the clients and the investment team. The benchmarks for the Funds are as follows: Jackson Perspective Asia ex-Japan - MSCI AC Far East ex Japan Free Index, Jackson Perspective Asian Bond Fund - HSBC Asian Local Bond Index, Jackson Perspective Asian Infrastructure Fund - MSCI Asia ex Japan Index, Jackson Perspective Asian Pacific Real Estate Fund - MSCI AP REIT Index, Jackson Perspective China-India Fund - MSCI China Index and MSCI India Index, Jackson Perspective Emerging Asia ex-Japan Fund - MSCI Emerging Markets Index and Jackson Perspective Japan Fund - MSCI Japan Index. We also emphasize long-term performance. A percentage of an individual's fund performance KPIs will be tied to a rolling 3-year performance. PAM also offers Long-Term Incentive Plan (LTIP) for key staff based on a 3-year earnings cycle.

                                                                  SAI COMMENT 8

STANDARD & POOR'S INVESTMENT ADVISORY SERVICES LLC

     Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10041, serves as co-sub-adviser with Mellon Capital for the Jackson Perspective S&P 4 Fund. SPIAS was established in 1995 to provide investment advice to the financial community. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

PORTFOLIO MANAGER COMPENSATION STRUCTURE


Massimo Santicchia's compensation is a combination of a fixed salary, subject to annual merit increases, and bonus. Bonuses are based on the overall profits of the Investment Services division of Standard & Poor's, of which SPIAS is a part.



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                                                                 SAI COMMENT 9

FUND TRANSACTIONS AND BROKERAGE. Pursuant to the Sub-Advisory Agreements, the sub-advisers are responsible for placing all orders for the purchase and sale of portfolio securities of the Trust. Except as provided under the Trust's Directed Brokerage Guidelines, which are described below, the sub-advisers may place portfolio securities orders with broker-dealers selected in their discretion. The sub-advisers are obliged to place orders for the purchase and sale of securities with the objective of obtaining the most favorable overall results for the Trust ("best execution"), and each sub-adviser has adopted policies and procedures intended to assist it in fulfilling that obligation. In doing so, a Fund may pay higher commission rates than the lowest available when sub-adviser believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker-dealer effecting the transaction, as discussed below.

The cost of securities transactions for each Fund consist not only of brokerage commissions (for transactions in exchange-traded equities, over-the-counter equities, and certain derivative instruments) or dealer or underwriter spreads for other types of securities, but also may include the market price impact of the Funds' transactions. Bonds and money market instruments are generally traded on a net basis and do not normally involve brokerage commissions.

Occasionally, securities may be purchased directly from the issuer. For securities traded primarily in the over-the-counter market, the sub-adviser may deal directly with dealers who make a market in the securities. Such dealers usually act as principals for their own account. Securities may also be purchased from various market centers.

In selecting broker-dealers through which to effect transactions, each sub-adviser gives consideration to a number of factors described in its policy and procedures. The sub-advisers' policies and procedures generally include as factors for consideration such matters as price, confidentiality, broker-dealer spread or commission, if any, the reliability, integrity and financial condition of the broker-dealer, size of the transaction and difficulty of execution. Consideration of these factors by a sub-adviser, either in terms of a particular transaction or the sub-adviser's overall responsibilities with respect to the Trust and any other accounts managed by the sub-adviser, could result in the Trust paying a commission or spread on a transaction that is in excess of the amount of commission or spread another broker-dealer might have charged for executing the same transaction.

Under the terms of the Sub-Advisory Agreements, and subject to best execution, the sub-advisers also expressly are permitted to give consideration to the value and quality of any "brokerage and research services" (as defined under Section 28(e) of the Securities Exchange Act of 1934, as amended), including securities research, statistical, quotation, or valuation services provided to the sub-adviser by the broker-dealer. In placing a purchase or sale order, a sub-adviser may use a broker-dealer whose commission in effecting the transaction is higher than that another broker-dealer might have charged for the same transaction if the sub-adviser determines in good faith that the amount of the higher commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either the particular transaction or the sub-adviser's overall responsibilities with respect to the Trust and any other accounts managed by the sub-adviser. Research services provided by broker-dealers include advice, either directly or through publications or writings, as to the value of securities, the advisability of purchasing or selling securities, the availability of securities or purchasers or sellers of securities, and analyses and reports concerning issuers, industries, securities, economic factors and trends and portfolio strategy. Research services provided by broker-dealers through which the sub-adviser effects Fund transactions may be used by the sub-adviser in serving any or all of its accounts, and not all such services may be used by the sub-adviser in connection with the sub-advisers' services to the Trust.

DURING THE FISCAL YEAR ENDED OCTOBER 31, 2007, THE FUNDS DID NOT DIRECT PORTFOLIO SECURITIES TRANSACTIONS NOR PAY ANY COMMISSIONS THEREON, TO BROKER-DEALERS WHICH PROVIDED RESEARCH SERVICES TO THE JNL MONEY MARKET FUND'S SUB-ADVISER.

DURING THE FISCAL YEAR ENDED OCTOBER 31, 2007, THE FUNDS DID NOT PAY ANY COMMISSIONS THEREON, TO AFFILIATED BROKER-DEALERS OF THE JNL MONEY MARKET FUND'S SUB-ADVISER.

Where new issues of securities are purchased by a Fund in underwritten fixed price offerings, the underwriter or another selling group member may provide research services to a sub-adviser in addition to selling the securities to the Fund or other advisory clients of the sub-adviser.